2

[redacted]

08000064

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valgold Resources Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED

JAN 07 2008

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 02339 FISCAL YEAR 7-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DATE: 1/3/08

082-02339

VALGOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2007 and 2006

7-31-07
AR/S

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of ValGold Resources Ltd.

We have audited the consolidated balance sheets of ValGold Resources Ltd. as at July 31, 2007 and 2006 and the consolidated statements of operations and deficit, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
November 27, 2007

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2007 and 2006

		2007		2006
Assets				
Current assets				
Cash and cash equivalents	$	1,253,287	$	212,604
Short-term investments		2,074,969		--
Marketable securities (Note 5)		43,158		511,914
Due from related parties (Note 8)		130,336		12,663
Accounts receivable and prepaids		246,712		281,114
		3,748,462		1,018,295
Deferred financing costs		--		22,713
Investments (Note 5)		279,246		218,401
Equipment (Note 6)		231,460		119,536
Mineral property interests (see schedules) (Note 4)		15,109,101		6,408,161
	$	19,368,269	$	7,787,106
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	618,272	$	652,142
Due to related parties (Note 8)		40,837		8,475
Future income tax liability (Note 9)		1,683,142		--
		2,342,251		660,617
Shareholders' equity				
Share capital (Note 7 (b))		42,816,992		34,761,768
Warrants		1,872,913		138,704
Contributed surplus (Note 7 (d))		1,264,150		980,399
Deficit		(28,928,037)		(28,754,382)
		17,026,018		7,126,489
	$	19,368,269	$	7,787,106

Going concern (Note 1)
Commitments (Notes 4 and 13)
Subsequent events (Notes 1, 4 (f), 5 and 13)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2007 and 2006

	2007	2006
Expenses		
Amortization	$ 2,617	$ 889
Foreign exchange loss	1,474	8,827
Legal, accounting and audit	104,632	128,504
Management fees (Note 8(c,d))	74,500	73,000
Office and administration (Note 8(a))	284,446	301,521
Salaries and benefits	345,363	204,255
Shareholder communications	282,015	156,647
Stock-based compensation (Note 7(d))	241,964	241,986
Travel and conferences	130,116	38,283
	1,467,127	1,153,912
Property investigation (recoveries) costs	7,040	(3,107)
Write-down of mineral property interests (see schedules) (Note 4)	454,042	316,336
Gain on sale of marketable securities and investments	(1,087,432)	(1,722,766)
Bad debt expense	64,005	--
Interest income	(45,940)	(23,738)
(Loss) earnings before future income taxes	(858,842)	279,363
Future income tax recovery (Note 9(a))	685,187	112,648
(Loss) earnings for the year	(173,655)	392,011
Deficit, beginning of year	(28,754,382)	(29,146,393)
Deficit, end of year	$ (28,928,037)	$ (28,754,382)
(Loss) earnings per share – basic and diluted	$ (0.00)	$ 0.02
Weighted average number of common shares outstanding – basic	37,808,293	22,253,520
Weighted average number of common shares outstanding – diluted	37,808,293	22,575,085

See accompanying notes to consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
Years ended July 31, 2007 and 2006
(expressed in United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
	Shares	Amount				
Balance, July 31, 2005	21,159,948	$ 34,528,912	$ –	$ 738,413	$ (29,146,393)	$ 6,120,932
Shares issued for mineral property interests and other						
Hunter Mine	55,000	14,575	–	–	–	14,575
MEL 223B	50,000	8,000	–	–	–	8,000
Big Claims	50,000	19,500	–	–	–	19,500
Freehold Claims	20,000	7,400	–	–	–	7,400
Trout Claims	16,667	4,583	–	–	–	4,583
Shares issued for cash						
Flow-through private placement, less share issue costs	1,467,333	203,246	126,904	–	–	330,150
Private placement, less share issue costs	250,000	88,200	11,800	–	–	100,000
Income tax on flow-through renunciation	–	(112,648)	–	–	–	(112,648)
Stock-based compensation	–	–	–	241,986	–	241,986
Earnings for the year	–	–	–	–	392,011	392,011
Balance, July 31, 2006	23,068,948	34,761,768	138,704	980,399	(28,754,382)	7,126,489
Shares issued for mineral property interests and other						
Hunter Mine	55,000	16,225	–	–	–	16,225
Venezuela properties option payment	5,000,000	1,450,000	–	–	–	1,450,000
Finders' fees related to Venezuela option payment	375,000	108,750	–	–	–	108,750
Trout Claims	16,666	8,500	–	–	–	8,500
Finders' units on financing	832,900	216,554	–	–	–	216,554
Shares issued for cash						
Flow-through private placements, less share issue costs (Note 7 (c) (1 & 2))	7,175,000	1,430,540	537,713	–	–	1,968,253
Private placements, less share issue costs (Note 7 (c) (1, 3 & 4))	21,712,200	4,901,498	1,265,169	–	–	6,166,667
Stock options exercised	56,250	38,239	–	(23,552)	–	14,687
Agents' warrants exercised	69,650	27,501	(8,609)	–	–	18,892
Warrants exercised	1,134,666	513,930	(60,064)	–	–	453,866
Income tax on flow-through renunciation	–	(656,513)	–	–	–	(656,513)
Stock-based compensation	–	–	–	307,303	–	307,303
Loss for the year	–	–	–	–	(173,655)	(173,655)
Balance, July 31, 2007	59,496,280	$ 42,816,992	$ 1,872,913	$ 1,264,150	$ (28,928,037)	$ 17,026,018

See accompanying notes to consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2007 and 2006

	2007	2006
Cash flows used in operating activities		
(Loss) earnings for the year	$ (173,655)	$ 392,011
Items not involving cash		
Amortization	2,617	889
Stock-based compensation	241,964	241,986
Write-down of accounts receivable	64,005	--
Gain on sale of marketable securities and investments	(1,087,432)	(1,722,766)
Future income tax recovery	(685,187)	(112,648)
Write-down of mineral property interests	454,042	316,336
Accrued interest on short-term investments	(14,969)	--
Changes in non-cash operating working capital		
Accounts receivable and prepaids	(72,701)	(135,922)
Due to/from related parties	(85,311)	62,567
Accounts payable and accrued liabilities	72,043	14,129
	(1,284,584)	(943,418)
Cash flows provided by (used in) investing activities		
Mineral property interests		
Acquisition costs	(134,479)	(491,475)
Exploration and development costs	(5,544,646)	(1,810,295)
Proceeds on sale of marketable securities	1,581,838	2,556,188
Acquisition of equipment	(153,310)	(112,501)
Purchase of marketable securities	--	(116,636)
(Purchase) sale of short-term investments	(2,060,000)	695,987
	(6,310,597)	721,268
Cash flows (used for) from financing activities		
Common shares and warrants, less share issue costs	8,635,864	430,150
Deferred financing costs	--	(13,499)
	8,635,864	416,651
Increase in cash and cash equivalents during the year	1,040,683	194,501
Cash and cash equivalents, beginning of year	212,604	18,103
Cash and cash equivalents, end of year	$ 1,253,287	$ 212,604

Supplementary cash flow information (Note 11)

See accompanying notes to consolidated financial statements.

1. Nature of operations and going concern:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in Canada, Venezuela and in Guyana.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption. At July 31, 2007, the Company has no source of operating cash flow and an accumulated deficit of $28,928,037. For the year ended July 31, 2007, the Company invested cash of $5,832,435 in mineral property interests and equipment and used $1,284,584 in operating activities. At July 31, 2007, the Company has working capital of $1,406,211. Operations for the year ended July 31, 2007, have been funded primarily from the sale of shares of marketable securities, and from the issuance of share capital.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future. The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material. Subsequent to July 31, 2007, as described in Note 4 (f), the Company has completed the acquisition of the Venezuelan properties by the payment of US$1,500,000 and by the issuance of 15,014,443 common shares. In addition, the Company announced a financing for aggregate gross proceeds of up to $3,500,000, by the issuance of up to 10,000,000 units at a price of $0.35, each unit comprised of one common shares and one share purchase warrant, exercisable at $0.60 to acquire one common share. At the date of these consolidated financial statements, the financing had not closed. Also subsequent to July 31, 2007, the Company sold 27,400 common shares of Northern Orion Resources Inc. for net proceeds of $175,839, as described in note 5.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The Company's continuing operations and the recoverability of the amounts shown for mineral properties are dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements are prepared using accounting principles generally accepted in Canada and include the accounts of ValGold Resources Ltd. and its wholly-owned subsidiaries, Grupo ValGold de Venezuela, C.A., and Global Horizon Inc. All inter-company transactions are eliminated on consolidation.

2. Significant accounting policies (continued):

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with maturities of 90 days or less from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis.

(d) Short-term investments

Short-term investments are carried at the lesser of cost and net realizable value and have maturity dates between 91 days and 1 year from acquisition. Premiums and discounts at the time of acquisition of those investments are amortized to income over the term to maturity of the investment.

(e) Marketable securities

Marketable securities are considered available for sale and are recorded at the lower of cost and market value.

(f) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost. When shares are issued as part of mineral property costs, they are valued at the closing share price on the date of issuance. Mineral property costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.

2. Significant accounting policies (continued):

(f) Mineral property interests (continued)

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the asset, an impairment loss is measured and the asset is written down to fair value which is normally based on the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value. Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related mineral property agreement. Payments relating to a mineral property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment. Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company's option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claims of title.

Administrative expenditures are expensed in the year incurred. Property investigation costs where a mineral property interest is not acquired are expensed as incurred. Property investigation costs incurred where a mineral property interest is acquired are capitalized.

(g) Investments

The Company accounts for its portfolio investments as long-term investments. Investments are initially recorded at cost and are reviewed for impairment periodically. If management determines that an investment has experienced an 'other than temporary' decline in value, the investment is written down to its fair value.

(h) Equipment and amortization

Equipment is recorded at cost. Amortization is recorded using a straight-line method based on the estimated future lives of the assets at rates ranging from three to five years.

2. Significant accounting policies (continued):

(i) Translation of foreign currencies

Balances denominated in currencies other than the Canadian dollar and the financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the period end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the period, except for amortization, which are translated at the same exchange rates as the assets to which they related. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Exchange gains or losses are included in income or loss for the year.

(j) Income taxes

Income taxes are calculated using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

(k) Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimate costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage, and accordingly, no such obligations have arisen.

(l) (Loss) earnings per common share

(Loss) earnings per common share are computed using the weighted average number of common shares outstanding during the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore basic and diluted earnings per common share are the same.

2. Significant accounting policies (continued):

(m) Stock-based compensation

The Company recognizes stock-based compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital. When recipients of stock-based compensation are engaged exclusively in activities relating to a mineral property, the related stock-based compensation is charged to mineral property interests.

(n) Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. In accordance with CICA Handbook Section 3465 – *Income Taxes*, and Emerging Issues Committee Abstract 146 – *Flow-through shares*, the Company records a future income tax ('FIT') liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the FIT liability, an offsetting reduction to share capital is made. The Company has sufficient unrecognized FIT assets to offset the FIT liability. As a result, the Company has recorded an FIT recovery in its Statements of Operations and Deficit, of previously unrecognized future income tax assets.

3. Recently issued accounting pronouncements in Canada

Comprehensive income.
CICA Handbook Section 1530 - *Comprehensive Income* and Section 3251 – *Equity* apply to interim financial periods beginning on or after October 1, 2006. Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments. (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement.
In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, along with two companion standards, Section 1530, *Comprehensive Income*, and Section 3865, *Hedges*.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale. Financial assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost. Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. The Company anticipates that adopting these new standards will result in the addition of a new component of shareholders' equity – *accumulated other comprehensive income*. A transition adjustment of $186,825 will represent the initial balance of this new account and will recognize the comprehensive income of previous periods.

4. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	July 31, 2007 Total Costs	July 31, 2006 Total Costs
Garrison Project (a)	$ 117,655	$ 3,472,695	$ 3,590,350	$ 1,695,246
Guyana Properties (b) and Note 13(b)	106,987	1,091,397	1,198,384	5,921
Hunter Gold Mine (c)	--	460,739	460,739	521,559
Manitoba Properties (d)	117,088	(4,610)	112,478	481,769
Tower Mountain (e)	258,362	2,508,251	2,766,613	2,622,237
Venezuela Properties (f)	2,168,503	4,812,034	6,980,537	1,081,429
	$2,768,595	$ 12,340,506	$ 15,109,101	$ 6,408,161

(a) Garrison Project, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

(b) Guyana Properties, Guyana

The Company entered into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four properties in northwest Guyana.

Under the terms of the agreement, the Company's earn-in for 100% interest in the properties will require cumulative property expenditures of US$5.0 million over four years. There is a first year exploration commitment of US$750,000 (spent) after which the timing of further expenditures is optional. Newmont will reserve back-in options by which at any time subsequent to the Company's earn-in up and until 90 days following the delivery of a feasibility study for any Prospecting License ("PL"), Newmont may acquire 75% interest in that PL by paying the Company, in cash, an amount equal to 2.5 times the Company's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On subsequent back-in options exercised on other PLs, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% net smelter return royalty ("NSR") in respect of that PL. Newmont will be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election.

(c) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($40,000 paid) and issue 325,000 common shares (275,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

4. Mineral property interests (continued):

In November 2003, the Company entered into an option agreement to acquire a 100% interest in Staked Claim 1228673, located in the Third Concession, Lot 10 in Whitney Township, Ontario, contiguous to the Hunter Gold Mine property. Under the terms of the agreement, the Company made total cash payments of $2,000 and issued 10,000 common shares to the optionor. The property is subject only to a 2.0% NSR from production of gold, silver and other metals. The Company also has the right to purchase 50% of the NSR from the optionor for $1,000,000 at any time up to the commencement of commercial production.

In February 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of up to 80% of the Company's interest in the Hunter property. Under the terms of the option agreement, Brigadier may earn an initial 50% of the Company's interest in the property by issuing to the Company 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years from regulatory approval, received in March 2006. In the first year, Brigadier must spend a minimum of $250,000 on exploration and issue 425,000 common shares (received). A second tranche of 425,000 shares was issued to the Company in March 2007. Brigadier was to spend a minimum of $250,000 on exploration in the first year. In February 2007, the Company amended the agreement with Brigadier, granting an extension of the completion of the exploration expenditures for the first year from March 15, 2007, to October 31, 2007. For the granting of the extension, the Company received an aggregate of 425,000 share purchase warrants to purchase 425,000 common shares of Brigadier at $0.15 per share with an expiry date of September 2, 2008. These warrants were valued at a $29,120, using the Black-Scholes method of calculation, a volatility rate of 95.3%, an 18-month term and a risk-free interest rate of 3.95%.

A further 30% of the Company's interest may be earned by Brigadier upon completion of the share issuances and commitments above, and by completing a bankable feasibility study on or before December 31, 2010.

(d) Manitoba Properties, Manitoba

<u>Stephens Lake Property</u>
The Company combined certain of its staked claims in Manitoba with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Property.

In July 2004, the Company jointly entered with the Companies to option two staked claims, namely the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group. Under the terms of the Trout Claim Group agreement, the Companies made total cash payments of $110,000 and issued 200,001 common shares, which were issued, to the optionor over a 36-month period ending July 22, 2007. Upon earning the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group. These claims are internal to staked claim 64, in which the Company retains an interest in, along with the Companies.

<u>Big Claims</u>
In December 2002, the Company entered into an option agreement to acquire the Big Claims property in Gillam, Manitoba. The Company acquired a 70% interest in the property by making total payments to the optionor of $60,000 in cash, and issuing 200,000 common shares over a 36-month period.

4. Mineral property interests (continued):

Concession 229, Manitoba

In March 2002, the Company entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229 in Gillam, Manitoba. The Company fully earned its interest by making total cash payments of $105,000 and issuing 200,000 common shares to the optionor over three years. The Company did not do any additional exploration work on the property, and as a result, the claims have lapsed, and the Company has recorded a write-off of $408,155.

MEL 223B (Attwood Lake), Manitoba

In October 2005, the Company entered into an option agreement to acquire 100% of the MEL 223B property located near Attwood Lake in north-western Manitoba by making cash payments totalling $55,688 ($12,188 paid) and issuing 250,000 common shares (50,000 issued) to the optionor over four years. Upon completion of the cash and share payments, the property was subject to a 3.0% NSR, which could be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production. The Company has returned the property to the optionor and has written off $25,570 in acquisition and exploration costs.

(e) Tower Mountain Project, Ontario

Tower Mountain Property

In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property located in northwestern Ontario. The Company earned its interest by making cash payments of $220,000 and completing $1,000,000 in exploration expenditures on the property over a four-year period. An annual pre-production royalty of $25,000 in cash or shares is payable commencing 60 months following regulatory approval and ending on commencement of production. The Company also acquired a building on the property at a cost of $25,000. The property is subject to a 2.5% NSR on production which may be reduced to 1.5% by a payment to the optionors of $1,000,000 at any time up to the commencement of commercial production.

Parcels 5172 and 5795

In February 2003, the Company entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows the Company to obtain a 100% interest in the Parcels by issuing 70,000 common shares (50,000 issued) over a 48-month period. Upon completion of the terms of the agreement, Parcels will be subject only to a 2.5% NSR. The Company has the right to reduce the NSR to 1.0% by making payments totalling $1,500,000 to the optionor at any time up to commencement of production. These properties were written off during the year, incurring a total write-off of $20,317.

(f) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held up to twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties").

The acquisition was to be accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction. The Option, as amended, was then exercisable at any time up to October 9, 2007.

4. Mineral property interests (continued):

(f) Venezuela Properties, Venezuela (continued)

To exercise the Option, the Company was required to pay the optionors an additional US$1,500,000 in cash and issue such number of additional common shares having a deemed value of US$5,000,000 as defined in the Option terms. The number of shares of the Company to be issued to exercise the Option was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20. Subsequent to July 31, 2007, the Company made the final payment of US$1,500,000 and issued 15,014,443 common shares.

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments. The first installment of 375,000 common shares was made following regulatory approval of the agreement. The second installment of the finder's fee was due upon exercise of the Option. An equivalent number of common shares, or 890,073 common shares, equivalent to US$325,000, based on the average closing price of the shares over the 30 day period prior to the exercise date, were issued subsequent to July 31, 2007.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any significant adverse impact to date on its operations in Venezuela nor has the Company curtailed its investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect the Company's operations and investment in Venezuela in the future.

(g) Summary of property option payments due in fiscal 2008

In order to maintain existing mineral property option agreements, the Company will be required to make cash payments of $35,000 ($10,000 paid) and issue 55,000 common shares (issued) on the Company's mineral property interests located in Canada during the year ending July 31, 2008. These payments are at the Company's option.

On October 26, 2007, the Company completed the Honnold acquisition by making a cash payment of US$1,500,000 and by issuing 15,014,443 common shares pursuant to the option agreement. See note 4 (f) above for further details.

See note 13 (b) for mineral property payments due on a mineral property interest located in Guyana and acquired subsequent to July 31, 2007.

The cash and share payments are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. The Company decides whether to make the payments based on exploration results.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Years ended July 31, 2007 and 2006

5. Marketable securities and investments:

	Number of Shares	Net Book Value July 31, 2007	Fair Value July 31, 2007
Northern Orion Resources Inc.	27,400	$ 43,158	$ 156,180
Total Marketable Securities	**27,400**	**$ 43,158**	**$ 156,180**
Emgold Mining Corporation (Note 8(f))	400,000	$ 40,000	$ 74,000
Sultan Minerals Inc. (Note 8(f))	665,000	99,750	259,350
Mediterranean Minerals Corp.	5,000	2,000	1,600
Brigadier Gold Ltd.	850,000	108,375	102,000
Brigadier Gold Ltd. – warrants (Note 4 (c))	425,000	29,120	29,120
LMC Management Services Ltd. (Note 8(a))	1	1	1
Total Investments		**$ 279,246**	**$ 466,071**

	Number of Shares	Net Book Value July 31, 2006	Fair Value July 31, 2006
Northern Orion Resources Inc.	325,000	$ 511,914	$ 1,816,750
Total Marketable Securities		**$ 511,914**	**$ 1,816,750**
Emgold Mining Corporation (Note 8(g))	400,000	$ 40,000	$ 320,000
Sultan Minerals Inc. (Note 8(g))	665,000	99,750	119,700
Cream Minerals Ltd. (Note 8(g))	135,000	25,650	64,125
Mediterranean Minerals Corp.	5,000	2,000	1,200
Brigadier Gold Ltd.	425,000	51,000	55,250
LMC Management Services Ltd. (Note 8(a))	1	1	1
Total Investments		**$ 218,401**	**$ 560,276**

During the year, the Company sold 297,600 common shares of Northern Orion Resources Inc. with a book value of $468,756 for a gain of $980,702. The Company also sold 135,000 common shares of Cream Minerals Ltd., with a book vale of $25,650, for a gain of $106,730.

Subsequent to July 31, 2007, the Company sold 27,400 common shares of Northern Orion Resources Inc. for net proceeds of $175,839.

6. Equipment:

	Cost	Accumulated Amortization	Net Book Value 2007	Cost	Accumulated Amortization	Net Book Value 2006
Vehicles	$ 108,758	$ 15,468	$ 93,290	$ 24,956	$ 1,078	$ 23,878
Office equipment	16,682	5,751	10,931	12,814	2,024	10,790
Buildings	61,339	6,437	54,902	61,339	303	61,036
Computer equipment	17,433	2,422	15,011	3,380	1,212	2,168
Field equipment	76,777	19,451	57,326	27,109	5,445	21,664
	$ 280,989	$ 49,529	$ 231,460	$ 129,598	$ 10,062	$ 119,536

7. **Share capital:**

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See consolidated statements of shareholders' equity.

(c) Private placements

During the year ended July 31, 2007, the Company completed the following private placements:

(1) On August 28 and August 31, 2006, the Company completed a brokered private placement offering of 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705. Each FT Unit consisted of one flow-through common share and one transferable common share purchase warrant. Each NFT Unit consisted of one common share and one warrant. Each warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008. Commissions were paid in addition to legal and other fees. Additionally, compensation options were issued exercisable until August 2008 to acquire up to 557,869 compensation option units at a price of $0.275. Each compensation option unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or at $0.50 until August 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4%; volatility factor of 76%; and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.06 per warrant.

(2) On December 29, 2006, the Company completed a non-brokered private placement of 2,000,000 FT Units at a price of $0.30, for gross proceeds of $600,000. Each FT Unit consisted of one flow-through common share and one transferable common share purchase warrant. The warrants are exercisable at a price of $0.40 per share to December 29, 2007, and at an exercise price of $0.50 per share, to December 29, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4%; volatility factor of 79%; and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.07 per warrant.

7. **Share capital (continued):**

(c) Private placements (continued)

(3) On May 4, 2007, the Company completed a non-brokered private placement of 11,675,000 units at a price of $0.26 per unit, for gross proceeds of $3,035,500. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.40 per until May 4, 2008, and at an exercise price of $0.50 per share until May 4, 2009. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4%; volatility factor of 82% and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.10 per warrant.

Finder's units, equal to 10% of the total number of units sold in the private placement by each respective finder, or a total of 832,900, were issued. Each finder's unit was comprised of one common share and one-half of one non-transferable common share purchase warrant (a "Finder's Unit Warrant"), with each whole Finder's Unit Warrant exercisable to acquire one additional common share for a period of 24 months at an exercise price of $0.40 until May 4, 2008, and thereafter at an exercise price of $0.50 until May 4, 2009. The Finder's Unit Warrants were valued using a Black-Scholes pricing model using the same assumptions as for the other share purchase warrants issued in this financing. The value attributed to these non-transferable share purchase warrants was $0.19 per warrant.

(4) On May 25, 2007, the Company completed a private placement of 8,891,000 units at a price of $0.35 per unit for gross proceeds of $3,111,850. Each unit was comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitle the holder to purchase one additional common share at an exercise price of $0.50 until May 25, 2008, and an exercise price of $0.60 per share until May 25, 2009. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4%; volatility factor of 84%; and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.14 per warrant. No finder's units or warrants were issued in conjunction with this financing.

(d) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of 10 years. The plan currently allows for the issue of up to 7,364,029 stock options. In addition, options may be issued under this plan in exchange for goods or services.

7. **Share capital (continued):**

(d) Stock options (continued)

The following table summarizes recent changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance, July 31, 2005	4,345,000*	$0.44
Cancelled	(225,000)	$0.25
Balance, July 31, 2006	4,120,000	$0.25
Exercisable at July 31, 2006	4,120,000	$0.25
Granted	2,565,000	$0.40
Exercised	(56,250)	$0.26
Cancelled	(150,000)	$0.25
Balance, July 31, 2007	6,478,750	$0.31
Exercisable at July 31, 2007	4,555,000	$0.27

* In October 2005, the exercise prices of stock options previously granted to employees were reduced from prices of $0.64, $0.43, $0.36 and $0.28 to $0.25, so that all stock options had the same exercise price. No changes were made to the expiry dates or other terms of the stock options. The incremental change in value of $241,986 related to the re-pricing of employee and consultant stock options, all of which were fully vested, was recorded in the Statements of Operations and Deficit in the year ended July 31, 2006.

The following table summarizes information about the stock options outstanding at July 31, 2007:

Number Outstanding at July 31, 2007	Weighted Avg Remaining Contractual Life	Weighted Avg Exercise Price
1,305,000	3.5 years	$0.25
100,000	4.0 years	$0.25
620,000	5.4 years	$0.25
920,000	6.3 years	$0.25
100,000	6.5 years	$0.25
775,000	2.0 years	$0.25
100,000,	2.7 years	$0.25
2,108,750	4.7 years	$0.35
450,000	4.9 years	$0.62
6,478,750	4.4 years	$0.31
Exercisable at July 31, 2007:		
4,555,000	4.3 years	$0.27

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended July 31, 2007	2006
Risk free interest rate	4.1%-4.7%	3.2%-3.7%
Expected life (years)	5.0	3.7-8.3
Expected volatility	86.8%-87.1%	52.9%-66.1%
Expected dividends	Nil	Nil
Weighted average fair value per option grant	$0.28	$0.25

7. **Share capital (continued):**

(d) Stock options (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. The value of stock options related to stock-based compensation charged to contributed surplus in the year ended July 31, 2007, was $307,303. $241,964 was charged to stock-based compensation on the Statements of Operations and Deficit. The balance of $65,339 was charged to stock-based compensation capitalised to mineral property interests on the balance sheet. Since this charge is not deductible for income tax, an additional $28,674 was recorded as the related future income tax cost.

(e) Warrants

As at July 31, 2007, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,747,000	$0.40	October 8, 2007
1,317,583	$0.40	December 30, 2007
93,030*	$0.225	December 30, 2007
93,030*	$0.40	December 30, 2007
125,000	$0.50	February 13, 2008
2,563,098	$0.40/$0.50	August 28, 2007/08
255,636**	$0.275	August 28, 2008
255,636	$0.40/$0.50	August 28, 2007/08
2,942,836	$0.40/$0.50	August 31, 2007/08
237,833**	$0.275	August 31, 2008
237,833	$0.40/$0.50	August 31, 2007/08
2,000,000	$0.40/$0.50	December 29, 2007/08
5,837,500	$0.40/$0.50	May 4, 2008/09
416,450	$0.40/$0.50	May 4, 2008/09
4,445,500	$0.40/$0.50	May 25, 2008/09
22,567,965		

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

The warrants noted with a double-asterisk (**) are finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year. These finder's unit warrants were valued using the Black-Scholes valuation model using a risk free interest rate of 4%, a two-year life, and an expected volatility of 76%.

7. **Share capital (continued):**

(e) Warrants (continued)

The following table summarizes recent changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, July 31, 2005	2,379,200	$0.44
Issued	1,788,893	$0.40
Expired	(532,200)	$0.60
Balance, July 31, 2006	3,635,893	$0.40
Issued	20,136,388	$0.42
Exercised	(1,204,316)	$0.39
Balance, July 31, 2007	22,567,965	$0.42

(f) Flow-through shares

Under the FT Unit agreements, the Company agreed to renounce $2,152,500 of qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow-through expenditures to its investors during the year, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $656,513.

In fiscal 2006, the Company issued 1,467,333 FTS for gross proceeds of $330,150. Under the FTS agreements, the Company agreed to renounce $330,150 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company recorded a future income tax liability at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow-through expenditures in the year ended December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $112,648.

Part XII.6 tax paid relating to the timing of flow-through expenditures totalled $22,972 (2006 - $208).

8. Related party transactions and balances:

Services provided by:	2007	2006
Glencoe Management Ltd. (c)	30,000	30,000
LMC Management Services Ltd. (a)	753,250	495,993
Kent Avenue Consulting Ltd. (d)	44,500	43,000
PGC Consulting Ltd.	--	100,000
DuMoulin Black	--	40,936

Balances receivable from (payable to)	2007	2006
LMC Management Services Ltd. (a)	$ 130,336	$ 12,663
Total balances receivable (e)	130,336	12,663
Officers	(38,187)	--
Glencoe Management Ltd. (c)	(2,650)	(2,650)
PGC Consulting Ltd.	--	(5,825)
Total balances payable	$ (40,837)	$ (8,475)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 5). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at July 31, 2007, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $44,500 were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC Management Services Ltd.' Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the fiscal year. Transaction with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) See Notes 14 (a) and 4 (f) - A director of the Company holds shares in one of shareholders of Honnold Corp., the Honnold transaction. At the time of entering into the option agreement, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

9. Income taxes:

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2007	2006
Statutory tax rate	34.12%	34.12%
(Loss) earnings before future income taxes for the year	$ (858,842)	$ 279,363
Provision for income taxes based on combined Canadian federal and provincial tax rates	(293,037)	95,319
Non-deductible and permanent differences	94,862	(193,754)
Non-taxable portion of capital gain	(185,516)	--
Expiry of loss carry forward	211,282	--
Other	(70,547)	(266,470)
Effect of change in tax rate on future tax assets	46,520	568,128
Change in valuation allowance	(488,751)	(819,368)
Benefits from losses not recognized and other	--	616,145
Benefits of tax assets not previously recognized	--	(112,648)
	$ (685,187)	$ (112,648)

(b) The significant components of the Company's future tax assets are as follows:

	2007	2006
Temporary difference in value for mineral property interests (asset)	$ 3,266,920	$ 3,065,812
Capital losses carried forward	2,184,079	2,219,884
Share issuance costs	110,385	--
Operating loss carried forward	--	220,575
Future tax assets	5,561,384	5,506,270
Temporary difference in value for mineral property interests (liability) Canada	(656,513)	(112,648)
Temporary difference in value for mineral property interests (liability) Venezuela	(1,683,142)	--
Valuation allowance for future tax assets	(4,904,871)	(5,393,622)
	$ (1,683,142)	$ --

The realization of benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no net future income tax asset has been recognized for accounting purposes.

The Company has Canadian capital losses carried forward of $14,322,000, and an income tax credit of $450,000. The Company has no Canadian non-capital losses carried forward.

10. Financial instruments:

At July 31, 2007 and 2006, except as noted below, the fair values of cash and cash equivalents, short-term investments, due from (to) related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

At July 31, 2006 and 2007, cash and cash equivalents were held as cash in bank accounts, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal.

The fair values of marketable securities and investments fluctuate relative to the book value of these assets. The fair values of marketable securities and investments are provided in Note 5.

11. Supplementary cash flow information:

During the years ended July 31, 2007 and 2006, the Company conducted non-cash financing and investing activities as follows:

	2007	2006
Shares issued for mineral property interests	$ 1,583,475	$ 54,058
Shares and warrants received under option agreement on mineral property interest - Hunter Mine	$ (86,495)	$ (51,000)
Stock based compensation capitalised as mineral property expenditures	$ 65,339	$ --
Capitalized amortization	$ 38,769	$ 4,770
Finders' fees	$ 216,554	$ --
Warrants issued as finder's fees	$ 195,412	$ 22,622

12. Segmented information:

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and in Venezuela. All of the investment income is earned in Canada.

The Company's geographic segments by mineral property interests and equipment are as follows:

July 31, 2007	Canada	South America	Total
Mineral property interests	$ 6,930,180	$ 8,178,921	$ 15,109,101
Equipment	$ 141,906	$ 89,554	$ 231,460
Other	$ 3,786,780	$ 240,928	$ 4,027,708
Total assets	$ 10,858,866	$ 8,509,403	$ 19,368,269

July 31, 2006	Canada	South America	Total
Mineral property interests	$ 5,320,811	$ 1,087,350	$ 6,408,161
Equipment	$ 81,570	$ 37,966	$ 119,536
Other	$ 1,170,939	$ 88,470	$ 1,259,409
Total assets	$ 6,573,320	$ 1,213,786	$ 7,787,106

13. Subsequent events:

Subsequent to July 31, 2007, the Company:

(a) Completed the acquisition of the mineral property interests in Venezuela (See note 4 (f));

(b) Entered into an option agreement to acquire 100% of the Fish Creek Prospecting License in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares upon regulatory approval and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, $50,000 on regulatory approval and $50,000 on each of the next four anniversaries of regulatory approval.

(c) Issued 560,000 common shares on the exercise of 10,000 stock options exercised at $0.25, and 550,000 warrants exercised at a price of $0.40 to provide $222,500 to the treasury.

(d) Announced a private placement financing as described in Note 1.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2007

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2007
Acquisition costs							
Balance, beginning of year	$ 246,182	$ 24,045	$ 564,300	$ 237,094	$ 110,000	$ --	$ 1,181,621
Incurred (recovered) during the year	30,780	(24,045)	1,604,203	21,833	7,655	106,987	1,747,413
	276,962	--	2,168,503	258,927	117,655	106,987	2,929,034
Write-down of mineral property interests	(18,600)	--	--	(141,839)	--	--	(160,439)
Balance, end of year	258,362	--	2,168,503	117,088	117,655	106,987	2,768,595
Exploration and development costs							
Incurred during the year							
Assays and analysis	821	--	150,166	708	178,826	71,485	402,006
Drilling	93,622	--	1,198,611	--	1,038,597	167,135	2,497,965
Future income tax	--	--	1,693,728	--	2,261	15,827	1,711,816
Geological and geophysical	32,534	33	288,237	4,570	439,609	429,547	1,194,530
Land lease and property taxes	--	--	188,371	--	--	45,116	233,487
Site activities	6,100	16	618,419	31,848	70,924	206,362	933,669
Stock-based compensation	--	--	24,122	--	5,152	36,065	65,339
Travel and accommodation	836	--	133,251	5,475	152,080	113,939	405,581
	133,913	49	4,294,905	42,601	1,887,449	1,085,476	7,444,393
Balance, beginning of year	2,376,055	497,514	517,129	244,675	1,585,246	5,921	5,226,540
Recovery of costs	--	(36,824)	--	--	--	--	(36,824)
Write-down of mineral property interests	(1,717)	--	--	(291,886)	--	--	(293,603)
Balance, end of year	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Total Mineral Property Interests	$ 2,766,613	$ 460,739	$ 6,980,537	$ 112,478	$ 3,590,350	$ 1,198,384	$ 15,109,101

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2006

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Roy-Can, Q-9 and Other Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2006
Acquisition costs								
Balance, beginning of year	$ 137,656	$ 50,470	$ --	$ 250,029	$ 113,860	$ 110,000	$ --	$ 662,015
Incurred (recovered) during the year	108,526	(26,425)	564,300	(12,935)	--	--	--	633,466
	246,182	24,045	564,300	237,094	113,860	110,000	--	1,295,481
Write-down of mineral property interests	--	--	--	--	(113,860)	--	--	(113,860)
Balance, end of year	246,182	24,045	564,300	237,094	--	110,000	--	1,181,621
Exploration and development costs								
Incurred during the year								
Assays and analysis	5,091	46	188	--	763	61,690	--	67,778
Drilling	3,401	5,102	--	--	--	1,041,338	--	1,049,841
Geological and geophysical	59,381	3,935	208,840	1,163	33,552	333,653	5,551	646,075
Site activities	5,595	75	205,360	303	1,901	32,459	370	246,063
Travel and accommodation	616	--	102,082	--	6,755	110,368	--	219,821
Trenching	12,567	--	--	--		209	--	12,776
Value-added tax capitalized	--	--	659	--	--	--	--	659
Government assistance	--	--	--	(2,758)	(11,630)	--	--	(14,388)
	86,651	9,158	517,129	(1,292)	31,341	1,579,717	5,921	2,228,625
Balance, beginning of year	2,289,404	488,356	--	245,967	171,135	5,529	--	3,200,391
Write-down of mineral property interests	--	--	--	--	(202,476)	--	--	(202,476)
Balance, end of year	2,376,055	497,514	517,129	244,675	--	1,585,246	5,921	5,226,540
Total Mineral Property Interests	$ 2,622,237	$ 521,559	$ 1,081,429	$ 481,769	$ --	$ 1,695,246	$ 5,921	$ 6,408,161

ValGold Resources Ltd.
Three Months and Year Ended
July 31, 2007

1.1 Date

The effective date of this annual report is November 27, 2007.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold Resources Ltd. for the year ended July 31, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's loss for the year ended July 31, 2007 ("fiscal 2007") was $173,655 or $0.00 per share compared to earnings of $392,011 or $0.02 per share in the year ended July 31, 2006 ("fiscal 2006").
- In fiscal 2007, ValGold sold 297,600 common shares of Northern Orion Resources Inc. ("Northern Orion") and also sold 135,000 common shares of Cream Minerals Ltd., for a total gain of $1,087,432. This compares to fiscal 2006 when ValGold sold 583,333 common shares of Northern Orion for a gain of $1,722,766, which ultimately resulted in earnings in fiscal 2006.
- During fiscal 2007, ValGold raised gross proceeds of $9,102,500 through four private placements and the exercise of warrants, agents' warrants and stock options. In fiscal 2006, ValGold raised a total of $430,150 in two flow-through private placements and the exercise of stock options.
- During fiscal 2007, cash used in operations was $1,284,584 compared to $943,418 in fiscal 2006. Cash expenditures on mineral property interests totalled $5,679,125 in fiscal 2007 compared to $2,301,770 in fiscal 2006.
- Acquisition and exploration expenditures were incurred on the following mineral properties in fiscal 2007: Tower Mountain - $164,693 (2006: $195,177), Hunter Mine – recovery of $60,820 (2006 – recovery of $17,267), Venezuelan properties - $5,899,108 (2006 - $1,081,429); Manitoba Nickel Properties - $64,434 (2006 - recoveries of $14,227), Guyana properties - $1,192,463 (2006 - $5,921); Roy-Can and Q-9 properties - $Nil (2006 – $31,341), and the Garrison Property - $1,895,104 (2006 - $1,579,717). In fiscal 2007, the Company wrote off $454,042 in costs related to Concession 229 and MEL 223B (Attwood Lake), both located in Manitoba, compared to fiscal 2006 when the Company wrote off the Q9 and Roy-Can properties and additional costs related to the China and Horseshoe properties for a total write-off of $316,336.

- Future income tax recoveries of $685,187 in fiscal 2007 related primarily to the renunciation of exploration expenditures and were significantly higher than future income tax recoveries of $112,648 in fiscal 2006 as a result of greater renouncements in fiscal 2007.

1.2.1 Venezuela Acquisition

ValGold initially entered into a two-stage transaction in January 2006 by signing a Memorandum of Understanding with a group of three private companies. ValGold was granted the sole and exclusive option (the "Honnold Option") to acquire all of the shares of Honnold Corp., a British Virgin Island company that through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The Honnold Option agreement, which was signed on December 8, 2006, received regulatory approval for the first stage of the transaction in January 2007. The first option payment of 5,000,000 common shares and the related finder's fee of 375,000 common shares were paid in January 2007, and a cash payment of US$500,000 was made in fiscal 2006. Certain of the exploration licenses will not be acquired and will be returned to the government of Venezuela. The number of licenses has now been reduced to 21 concessions covering approximately 1,071 square kilometers.

The total purchase price for both phases was a total of US$2,000,000 cash and the equivalent of US$6,000,000 in common shares, broken down by phase as follows:

(1) Stage 1 was the payment of US$500,000 cash, and the issuance of 5,000,000 common shares as consideration for acquiring the Honnold Option. Due to the delays in obtaining audited financial statements from the various subsidiaries of Honnold Corp., the final option date was extended from July 9, 2007, and was exercisable at any time up to October 9, 2007. On October 3, 2007, the Company announced that they would be exercising the final option.

(2) To complete Stage 2 of the final Honnold Option, ValGold paid the shareholders of Honnold an additional US$1,500,000 in cash and issued 15,014,443 common shares at the deemed price defined in the option agreement for a total deemed value of US$5,000,000. The deemed per share value of the common shares was calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was not to be less than US$0.20. The deemed price per share was US$0.33.

(3) The sellers will retain a collective 10% free carried interest in the Venezuelan Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted.

(4) The sellers will also retain a 2% NSR in the Venezuelan Properties.

An arm's length finder's fee of 5% of the value of the acquisition was paid in two installments. The first installment was paid by the issuance of 375,000 common shares. The second installment of the finder's fee, paid in October 2007, was 890,073 common shares, based upon the average closing price of the common shares over the 30-day period prior to the exercise date.

Previous exploration expenditures by Honnold on the Properties outlined several occurrences of significant gold mineralization. An extensive database has also been acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

The principal mineral properties controlled by Honnold Corp.'s subsidiaries include the Chicanan West and the Chicanan East Concessions. These concessions are located in southern Bolivar State, approximately 40 kilometers ("km") northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits. The concessions are comprised of 16 exploration licenses that cover a total of approximately 90,000 hectares or approximately 900 square kilometers. Three other concessions are located in the El Callao area and are known as the Increible 1, 3 and 5 concessions. These three concessions total 14,950 hectares. The remaining two (Vuelvan Caras) concessions are located 110 kilometers to the southeast of the El Callao area in the Marwani District and total 2,143 hectares.

Numerous gold occurrences are found on all the concessions hosted by a wide variety of rock types and structural settings. On the Increible concessions the primary gold occurrences are found along the Los Chivos Shear Zone and are hosted by a variety of highly sheared and altered volcanic and sedimentary rocks. On the Chicanan concessions gold occurrences are found in mixed volcanoclastic rocks along the regional scale Chicanan Shear Zone and along structures and contacts in the Mochila Layered Intrusion.

ValGold commissioned and completed a NI 43-101 compliant technical report on the Properties that is available on the SEDAR website, www.sedar.com. An update to the report has been commissioned and is expected to be completed in 2008.

Current Exploration:
The Increible 3 Concession is located in the El Callao Mining District. The principal zones of gold mineralization within Increible 3 are associated with the Los Chivos Shear Zone ("LCSZ"). The LCSZ is a major east-west trending structure that hosts the Los Patos gold occurrences. It is mapped cutting through the central part of the concession over a strike length of 6,700 m and is associated with a series of gold soil anomalies. The major anomalous areas within the eastern part of the LCSZ are Los Patos Main, Los Patos Central and Los Patos South.

The LCSZ gold mineralization occurs in a variety of structural settings in both mafic and sedimentary rocks. Styles of gold mineralization vary greatly. At the Los Patos main occurrence, the mineralization occurs within highly-foliated basaltic volcanic units that contain auriferous quartz carbonate veins. In contrast, the mineralization found at Los Patos Central and Los Patos South is hosted by metasedimentary rocks within zones of shearing associated with gold in quartz and carbonate veining containing minor amounts of pyrite and tourmaline. Other alteration minerals include chlorite, sericite, albite, muscovite, epidote and potassium feldspar.

The program was originally intended to consist of drilling approximately 5,000 m of core but due to the discovery of a potentially significant gold ore zone, it was expanded to 35 holes for a total accumulated length of 9,318m. Mineralized zones have been intersected grading as high as 7.25 grams per tonne ("g/tonne") gold over a true width of 19.0 m (0.21 ounces/ton ("oz/t") over 62.3 feet ("ft")). Most of the diamond drill holes targeted the main Los Patos gold zones. The Los Patos gold zones remain open in all directions and will require further drilling to define their limits.

ValGold has initiated an independent NI 43-101 report and compliant resource estimation upon the receipt of the outstanding assays. In addition, the Company will be planning a second phase of drilling based upon the results of the report to continue to explore the main Los Patos gold zone, its satellite zones and the on-strike gold occurrences.

A diamond drill has been mobilized on the Mochila Lineament gold occurrence located within the Chicanan West concessions. The minimum 5,000m drill program will test several targets hosted by mafic and ultramafic rocks comprising the Mochila Layered Intrusion. At least 15 holes are planned and will focus on faults and lithological contacts where either artisanal mining or gold soil anomalies are present.

This 5,000m program will test gold targets hosted within the Mochila Layered Intrusion. This layered mafic-ultramafic intrusion is postulated to be 2,500m thick and is comprised of a central gabbro unit separating upper and lower ultramafic layers. Within the intrusion gold occurs along the Mochila Lineament which is a regional scale structure coincident with an axial plane of the folded intrusion. Gold is also found along the upper contact of the central gabbro unit and potentially along the basal contact of the layered intrusion with the underlying volcanics.

Fiscal 2007 exploration expenditures of $4,294,905 (2006 - $517,129) on the Venezuelan properties include the following: assays and analysis - $150,166 (2006 - $188); drilling - $1,198,611 (2006 - $Nil); future income taxes - $1,693,728 (2006 - $Nil); geological and geophysical - $288,237 (2006 - $208,840); lease and property taxes - $188,371 (2006 - $Nil); stock-based compensation - $24,122 (2006 – $Nil); travel and accommodation - $133,251 (2006 - $102,082), and site activities - $618,419 (2006 - $205,360), which includes the maintenance of a base camp and personnel who have worked on the property for several years.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Venezuelan Properties, and is responsible for all of the technical reporting in compliance with NI 43-101.

Venezuela

The following is a brief description of certain aspects of mining in Venezuela.

Venezuela is a democratic federal Republic comprised of 23 states, two federal territories, one federal district and 72 federal dependencies. The Republic is governed by a National Executive, comprising an elected President and an appointed (by the President) Council of Ministers, and an elected 165 member unicameral National Assembly.

The President is elected for a renewable (one-time) six-year term. The current President is Hugo Chavez Frias, the leader of the Movimiento Quinta Republica (MVR), a faction of the Movimiento al Socialismo (MAS) and Patria Para Todos (PPT) political parties. Mr. Chavez was elected to his first six-year term as President in 2000. He defeated a recall referendum organized by opposition political parties in 2004. In early December 2006, Mr. Chavez was re-elected for another six-year term which commenced in February 2007.

Venezuela's natural resources sector is dominated by the hydrocarbon sector. In 2006, oil and natural gas production represented approximately 30% of Venezuela's gross domestic product and approximately 90% of its exports. Mineral production, primarily bauxite, alumina and primary aluminum, iron ore and steel, gold and diamonds represented less than 1% of Venezuela's gross domestic product.

The Guyana Shield Region of south-eastern Venezuela, an area that is rich in minerals and covers approximately one-half of Venezuela, is the focus of Venezuela's efforts to diversify its economy away from petroleum and natural gas. The Corporación Venezolana de Guayana (CVG) is a decentralized autonomous public administrative institution of the Guyana Region. The CVG is involved in the mining and production of bauxite, alumina and primary aluminum, iron ore and steel and gold as well as electricity and cement. The CVG is Venezuela's second largest industrial group after Petroleos de Venezuela, S.A., the state-owned petroleum and natural gas company.

The Guayana Region is the primary source of Venezuela's hydroelectric capacity, including the Guri Dam that supplies over 67% of Venezuela's electricity requirements. Electricity costs in Venezuela are low by world standards.

Venezuela has entered into bilateral investment treaties with a number of countries, including Canada.

Mining Law

Introduction

Under the Venezuelan constitution, all hydrocarbon and mineral resources belong to the Republic. The Mining Law of 1999 ("VML") regulates the exploration and exploitation of mineral resources (other than some industrial minerals not found on government lands). The Ministry of Basic Industries and Mining ("MIBAM") (formerly, the Ministry of Energy and Mines) is responsible for administering the VML. The VML permits the exploration and exploitation of mineral resources in several ways, including exploration and exploitation by private parties pursuant to mineral concessions granted by the MIBAM and direct exploration and exploitation by the Government of Venezuela.

Mineral Concessions

Proposed Regulatory Title Process

At the end of May 2006, MIBAM submitted a draft mining law (the "Mining Bill") to the Venezuelan National Assembly that represented the outcome of the announcement originally made in September 2005 by the Government to the effect that the government intended to amend the mining law to enable the Government to exercise better control over the nation's mineral rights. The Government further stated that the amendments to the mining law would specifically target properties that were idle due to the title-holder's failure to comply with the terms and conditions of the underlying title. A mining sub-commission, chaired by Deputy Jose Ramon Rivero, was mandated to manage the legislative process for the Mining Bill. At a public function held in Tumeremo, Bolivar State, on July 31, 2006, to address the mining community, as represented by both small-scale miners and large commercial mining representative, Deputy Rivero reiterated that the Mining Bill was not aimed at active gold properties but rather at those properties that had been inactive or abandoned for the past several years. He noted that the only CVG contracts that would be terminated were those granted up to 1999 by the CVG and which should have been active. The Company has been advised by its Venezuelan counsel that it should be able to maintain title to the concessions under the new title regime.

Mineral Concession Taxes

Holders of gold mineral concessions are required, from the fourth year of the concession, to pay a surface tax according to a sliding scale, from a minimum of 0.14 tax units per hectare ("ha") (one tax unit equals approximately US$15.30) for years four to six and for concessions of up to 513 ha, to a maximum of 0.38 tax units for years seventeen and over and for concessions over 11,286 ha. Once production begins, concessions holders are required to pay exploitation tax of, in the case of gold, 3% of the Caracas commercial value of the refined metal produced. Surface tax is reduced by the amount of exploitation tax paid, and is therefore nil once the exploitation tax paid equals or exceeds the surface tax due.

Ownership of Concessions

There are no restrictions on who (domestic or foreign) may hold mineral concessions. Mineral concessions may not be transferred without consent of the MIBAM.

Sale of Production

Except for gold, there are no restrictions on the right to sell mineral production in world markets. In the case of gold, concession holders must offer to sell at least 15% of their gold production at world market prices to the Venezuelan Central Bank, which may or may not elect to purchase such amount. The balance may be exported with the permission of the Venezuelan Central Bank.

Direct Exploitation

The Government of Venezuela may reserve for itself through a decree the right to directly explore and exploit specific areas or some or all of the minerals within specific areas. Direct exploration and exploitation may be carried out either by the Government itself through the MIBAM or by the CVG. The effect of such a reservation is to prohibit the grant of mineral concessions to private parties.

Operation Agreements

If the Government of Venezuela has reserved direct exploration and exploitation of minerals for itself, the MIBAM or the public entity may enter into operation agreements with third parties with respect to the exploration and exploitation of the reserved minerals.

Environmental Laws

General

Venezuela has a comprehensive set of environmental laws administered by the Ministry of the Environment and Natural Resources ("MARN"). Venezuela is also party to a number of important international conventions and treaties concerned with environmental protection and nature conservation.

Environmental Impact Assessment

All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued by the MARN. The granting of the permit to impact natural resources is dependent on approval of an environmental impact assessment ("EIA") by the MARN. The EIA process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. In addition, informal approval of the feasibility study by MIBAM is required before MARN will issue the environmental authorization.

Mine Closure and Remediation

All developers of mining projects have an obligation to reclaim the environment to a productive condition when the project is completed. Specific laws regarding mine closure and remediation are limited. Such matters are normally covered in authorizations to affect the natural environment issued by the MARN.

Taxation

Corporate Income Tax

Venezuelan companies and non-Venezuelan companies carrying on business in Venezuela through a permanent establishment (i.e., Venezuelan branches) are subject to corporate income tax on their worldwide income (in the case of a Venezuelan corporation) or their income attributable to the permanent establishment (in the case of a Venezuelan branch) at a maximum rate of 34%. They are also subject to municipal tax of between 0.5% and 10% of their gross revenues depending on the municipality where they carry on business and nature of their business.

In determining taxable income, Venezuelan companies and branches are subject to a system of inflation adjustments. If it owns a mining project, at the time the project is completed, a Venezuelan company or branch must revalue its non-monetary assets, liabilities and equity in line with inflation since acquisition and pay a one-time tax of 3% of the amount of the revaluation increase. At the end of each taxation year thereafter, the corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate. The corporation's or branch's taxable income for the taxation year may increase or decrease as a result of the adjustment.

Venezuelan companies and branches are entitled to amortize their capital assets on a straight-line basis over the useful life of the assets. Foreign exchange gains and losses are included in calculating income. Losses may be carried forward for three years in the case of operating losses and one year in the case of inflation adjustment losses from the year in which they are incurred.

Dividends and Branch Profits Tax

Dividends paid by Venezuelan companies are subject to withholding tax at the rate of 34%. This withholding may be reduced under applicable tax treaties.

Net earnings repatriated by Venezuelan branches are subject to a branch profits tax of 34%. This rate may be reduced under applicable tax treaties. The tax does not apply to net earnings reinvested in Venezuela for a minimum period of five years.

Only those dividends and repatriations that originate from income that has not been subject to corporate income tax at the corporation or branch level are subject to the withholding or branch profits tax.

VAT and Import Duties

Venezuelan companies and branches are required to pay value added tax ("VAT") of 9% (reduced from 14%, on March 1, 2007, then to 11%, and 9% on July 1, 2007) on goods and services purchased by them, including imported goods and services. They may recover the VAT paid by them from the VAT charged and collected by them on goods and services sold by them in Venezuela. Export sales are not subject to VAT. Exporters recover VAT previously paid by them through certificates issued to them by the Ministry of Finance. The certificates may be used as a credit against future VAT and income taxed or may be transferred to third parties for value and thereby monetized.

Import duties of various rates are also payable on goods imported into Venezuela.

A Venezuelan company or branch that is proposing to carry out a mining project that is in the national interest may apply to the National Executive for an exoneration from the VAT and import duties applicable to machinery and equipment imported by it into Venezuela for the project.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

Venezuela reintroduced exchange controls in February 2003. All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company has been able to obtain Bolivars at rates significantly better than the prevailing official exchange rates during fiscal 2007. As a result, the exchange rates realized by the Company have been used to translate the balances from Bolivars to Canadian dollars.

RISK FACTORS

The business and operations of ValGold are subject to risks. The Company's investment in Venezuela may be subject to certain of the following risks, which may or may not apply to its operations in Canada and Guyana.

Country Risk for Operations in Venezuela

Political and Economic Instability

The Company's mineral exploration activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and trafficking, especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars/$US, has been adjusted upwards twice, and presently stands fixed at 2,150 Bolivars/$US. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations in Venezuela, including its ability to satisfy its foreign currency obligations in the event of production.

1.2.2 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 square kilometers or 1,213,500 acres.

The following table outlines all the areas covered by the proposed agreement:

License	Type of License	Number of License(s)	Size (km^2)	Size (acres)
Five Star	PGGS (1)	1	3,605	891,810
Otomung	PGGS	1	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star PGGS expired October 1, 2007, but prior to this, 21 prospecting licenses ("PLs") were selected within the area. Each of the PLs covers an area of approximately 50.6 km^2 (12,500 acres) for a total of approximately 1,063 square kilometers. The PL applications are currently being reviewed by the Government and approval for most if not all the PLs should be in hand by the end of the calendar year. The PLs cover what is considered to be the most prospective ground in the expired Five Star PGGS based on the information available. In addition, ValGold has the exclusive right to occupy and explore the Otomung PGGS until at least January 2008 before it is necessary to reduce the area by way of PLs. The other license areas need not be reduced further and may be renewed as and when required.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which the timing of further expenditures is optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL, Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0 million earn-in cost will not be reimbursed by Newmont. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election. The agreement will be subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces.

The properties are considered highly prospective for gold but also have potential for the discovery of diamonds, uranium and base metals. Gold occurrences and/or artisanal workings are commonplace, most of which have seen no follow-up work. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds are found at a number of locations although very little exploration has been conducted for this commodity.

Current Exploration:
Since the beginning of the year ValGold has carried out a number of stream silt and soil sampling programs within the Five Star and Otomung PGGS. This has lead to the discovery of a number of gold, uranium and base metal anomalies which will be followed up throughout the remaining part of the year. In addition, at the end of April, a drill program was initiated on the Erakiri gold occurrence located in the southwest corner of the Five Star PGGS and was completed on August 16, 2007. A total of nine holes were drilled for a total accumulated length of 1,331m. All of the holes targeted porphyry-volcanic contacts along which placer gold is present.

Besides drilling at Erakiri, three large soil sampling programs have been completed over gold targets in the Whana and Piai areas. Follow-up mapping, sampling and trenching, where warranted, is planned over the anomalies.

Fiscal 2007 exploration expenditures on the Guyana Properties include the following: assays and analysis - $71,485 (2006 - $Nil); drilling - $167,135 (2006 - $Nil); geological and geophysical - $429,547 (2006 - $5,551); land lease and property taxes - $45,116 (2006 - $Nil); site activities - $206,362 (2006 - $370); stock-based compensation - $36,065 (2006 - $Nil); future income tax liability - $15,827 (2006 - $Nil); and travel and accommodation - $113,939 (2006 - $Nil).

Subsequent to July 31, 2007, the Company entered into an option agreement to acquire 100% of the Fish Creek Prospecting License in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares will be issued as follows: 200,000 common shares upon regulatory approval and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash will be paid in five equal installments, $50,000 on regulatory approval and $50,000 on each of the next four anniversaries of regulatory approval.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Guyana Shield properties in Guyana and is responsible for technical reporting in compliance with NI 43-101.

1.2.3 Garrison Project, Ontario

ValGold acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property in June 2005.

The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Gold mineralization on the property occurs within the MFZ as sulphide-rich bodies such as the JP and the RP gold zones and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks such as the Garrcon area Shaft and North gold zones. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. The JP zone in the MFZ is the largest of these and has been explored by both surface and underground methods. On the 145 m level, the JP Zone is continuous over a length of 142 m and averages 8.74 g/tonne gold over an average width of 3.61 m. Auriferous zones within the sediments strike parallel to the DPFZ and are found proximal to the footwall of the fault. Microfracturing and/or brecciation with minor pyrite, silicification and quartz veining generally accompany the gold mineralization.

Since acquiring the property in mid 2005 work has been directed towards creating a database of all previous exploration work and drilling to better assess the economic potential of the numerous gold zones found on the property. To the end of fiscal 2007, ValGold drilled a total of 32,012 m in 74 holes, mostly in the JP, Shaft and North Zones.

A NI 43-101 compliant report is currently being written by ACA Howe International on the Garrison gold property. A resource calculation for the JP Zone will comprise part of the report.

Fiscal 2007 exploration expenditures on the Garrison Project have included assay and analysis costs - $178,826 (2006 – $61,690); drilling - $1,038,597 (2006 - $1,041,338); geological and geophysical - $439,609 (2006 - $333,653); site activities of $70,924 (2006 - $32,459); stock-based compensation $5,152 (2006 - $Nil)); the future income tax liability associated with non-deductible stock-based compensation - $2,261 (2006 - $Nil); trenching - $Nil (2006 - $209); and travel and accommodation - $152,080 (2006 - $110,368).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Garrison Project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

1.2.4 Tower Mountain Gold Project, Ontario

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 km west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company has acquired a 100% interest in these properties that cover an aggregate of 3,875 acres (1,568 ha). Cash payments of $220,000 were made to the optionors of the Tower Mountain property. The Company had also acquired two additional parcels of land, which formed part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 50,000 common shares were issued. These claims, known as the Freehold Claims, were written off in fiscal 2007 for a total of $20,317.

Little field work was carried out on the Tower Mountain project since the last drill program was completed during the winter of 2005. By the end of this drill program a total of 67 holes had been drilled on the property for an accumulated length of 16,618 m. Following this last drill program an independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website.

Current Status:
An eight-hole drill program was completed August 9, 2007, on the Tower Mountain gold property located 40 km west of Thunder Bay. A total of 2,090 m were drilled to test mostly extensions to previously discovered zones such as that in 04-36 where 50.0 g/tonne gold were intersected over a core length of 1.5 m. Assays for all eight holes have been received and were reported in ValGold's news release dated November 26, 2007.

Fiscal 2007 exploration expenditures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $821 (2006 - $5,091); drilling - $93,622 (2006 - $3,401); geological and geophysical - $32,534 (2006 - $59,381); and travel and accommodation, site activities and trenching - $6,936 (2006 - $18,778).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the Tower Mountain Gold Project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates.

1.2.5 Manitoba Properties Manitoba

MEL 223B (Attwood Lake), Manitoba
In October 2005, the Company entered into an option agreement to acquire 100% of the MEL 223B property located near Attwood Lake in north-western Manitoba by making cash payments totalling $55,688 ($12,188 paid) and issuing 250,000 common shares (50,000 issued) to the optionor over four years. Upon completion of the cash and share payments, the property was subject to a 3.0% NSR, which could be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production. The Company has returned the property to the optionor and has written off $25,570 in acquisition and exploration costs.

Concession 229, Manitoba
In March 2002, the Company entered into an option agreement to acquire up to a 75% interest Exploration Permit 229 in Gillam, Manitoba. The Company fully earned its interest by making total cash payments of $105,000 and issuing 200,000 common shares to the optionor over three years. The Company did not do any additional exploration work on the property, and as a result, the claims have lapsed, ant the Company has recorded a write-off of $408,155.

1.2.6 Hunter Gold Mine, Ontario

In July 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold agreed to make total cash payments of $50,000 ($40,000 paid at the date of this report) and issue 325,000 common shares (275,000 issued) to the optionor over a five-year period. In addition, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. The property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"). Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (March 15, 2006) (received by the Company) and a second tranche of 425,000 shares was received on March 15, 2007, the first anniversary after regulatory approval. A further 30.0% interest may be earned by Brigadier by completing a bankable feasibility study at its sole cost on or before December 31, 2010. In February 2007, the Company amended the agreement with Brigadier, granting an extension for completion of the exploration expenditures from March 15, 2007, to October 31, 2007. For the granting of the extension, ValGold received warrants to purchase 425,000 common shares of Brigadier at $0.15 per share, expiring September 2, 2008. These warrants were valued at $29,120, using the Black-Scholes ("B-S") method of calculation with a volatility rate of 95%, an 18-month term and a risk-free interest rate of 4%.

Fiscal 2007 exploration expenditures included the following costs: assays and analysis - $Nil (2006 - $46); drilling – $Nil (2006 - $5,102), geological and geophysical - $33 (2006 - $3,935), and site and travel costs - $16 (2006 - $75), and a recovery of exploration costs of $36,609 (2006 - $Nil). In addition, the Company issued common shares under the option agreement with the initial optionors and made a cash payment of $10,000, for a total of $26,225.

1.2.7 Mineral Property Option Payments Due In Fiscal 2008

During the year ending July 31, 2008, the Company will be required to make cash payments of $35,000 ($10,000 paid) and issue 55,000 common shares (issued) on the Company's mineral property interests located in Canada.

On October 26, 2007, the Company completed the Honnold acquisition by making a cash payment of US$1,500,000 and by issuing 15,014,443 common shares. See note 4(g) above for further details.

The cash and share payments are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested. The Company decides whether to make the payments based on exploration results.

1.2.8 Market Trends

In 2007 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$675 per ounce to October 31, 2007.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2007, 2006 and 2005, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2007	As at July 31, 2006	As at July 31, 2005
Current assets	$ 3,748,462	$ 1,018,295	$ 987,683
Mineral property interests	15,109,101	6,408,161	3,862,406
Other assets	510,706	360,650	1,408,795
Total assets	19,368,269	7,787,106	6,258,884
Current liabilities	2,342,251	660,617	137,952
Shareholders' equity	17,026,018	7,126,489	6,120,932
Total shareholders' equity and liabilities	19,368,269	7,787,106	6,258,884
Working capital (non-GAAP measure)	$ 1,406,211	$ 357,678	$ 849,731

	Year ended July 31, 2007	Year ended July 31, 2006	Year ended July 31, 2005
Expenses (Recoveries)			
Amortization	$ 2,617	$ 889	$ 855
Foreign exchange loss	1,474	8,827	17,838
Legal, accounting and audit	104,632	128,504	75,297
Management fees	74,500	73,000	60,000
Office and administration	284,446	301,521	208,331
Salaries and benefits	345,363	204,255	218,938
Shareholder communications	282,015	156,647	214,849
Stock-based compensation	241,964	241,986	53,734
Travel and conferences	130,116	38,283	75,169
	1,467,127	1,153,912	925,011
Property investigation (recoveries) costs	7,040	(3,107)	115,052
Write-down of mineral property interests	454,042	316,336	419,698
Gain on sale of marketable securities and investments	(1,087,432)	(1,722,766)	--
Write-down of investments	--	--	6,000
Bad debt expense	64,005	--	--
Interest income	(45,940)	(23,738)	(46,506)
(Loss) earnings before future income tax recovery	(858,842)	279,363	(1,419,255)
Future income tax recovery	685,187	112,648	162,788
(Loss) earnings for the year	(173,655)	392,011	(1,256,467)
(Loss) earnings per share – basic and diluted	$ 0.00	$ 0.02	$ (0.06)
Weighted average number of common shares outstanding – basic	37,808,293	22,253,520	20,701,374
Weighted average number of common shares outstanding – diluted	37,808,293	22,575,085	20,701,374

1.4 Results of Operations

ValGold had a loss of $173,655 or $0.00 per common share in fiscal 2007, compared to earnings of $392,011 or earnings per share of $0.02 in fiscal 2006.

In fiscal 2006 the Company entered into a transaction to acquire an entity that indirectly holds several mineral property interests in Venezuela. In September 2007, it entered into an option agreement to acquire properties in Guyana. Doing business in foreign jurisdictions involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses decreased from $8,827 in fiscal 2006 to $1,474 in fiscal 2007. There has been some volatility between the United States dollar and the Canadian dollar in fiscal 2007, and since then a significant increase in the Canadian dollar compared to the United States dollar. Venezuela reintroduced exchange controls in February 2003 and all foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company had a nominal balance of funds in United States dollars during the year and a significant portion of the foreign exchange loss relates to the funds held and expenditures paid in Bolivars and United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses decreased from $128,504 in fiscal 2006 to $104,632 in fiscal 2007. Legal advice related to the disclosure of property agreements entered into in foreign jurisdictions and certain foreign legal and accounting costs that were not directly related to the mineral property acquisitions contributed to the higher levels in fiscal 2006. Legal advice related to property agreements entered into in foreign jurisdictions and certain foreign legal and accounting costs directly related to the mineral property acquisition and exploration permitting and licenses have been capitalized.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid in both fiscal 2007 and 2006 totalled $30,000. Also included in management and consulting fees for fiscal 2007 is $44,500 (2006 – $43,000) paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs decreased from $301,521 in fiscal 2006 to $284,446 in fiscal 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company. During most of fiscal 2007, an additional company was sharing office space which contributed to the decrease in the shared office service costs.

Salaries and benefits have increased from $204,255 in fiscal 2006 to $345,363 in fiscal 2007. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"). Salary increases and increases in activity levels due to the additional time related to the Venezuelan and Guyanese operations have contributed to the increase. In fiscal 2006, the administration portion of the consulting fees paid to the vice-president of exploration was included in management and consulting fees. In fiscal 2007, similar amounts are now included as salaries and benefits, as the consulting agreement was terminated and the officer is now an employee of the Company.

In fiscal 2007, there was $241,964 in stock-based compensation compared to $241,986 in fiscal 2006, calculated in accordance with the Black-Scholes ("B-S") option valuation model. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. The rates used for calculation of stock-based compensation are as follows: risk free interest rate – 4.1% to 4.7% (2006 – 3.2% to 3.7%); expected life of option – 5.0 years (2006 – 3.7 to 8.3 years); expected volatility – 86.8% to 87.1% (2006 – 52.9% to 66.1%). In addition, $65,339 (2006 - $Nil) in stock-based compensation was capitalized to mineral property interests, along with a future tax liability of $28,674 (2006 - $Nil).

Shareholder communications have increased from $156,647 in fiscal 2006 to $282,015 in fiscal 2007. The Company utilized the services of an investor relations' consultant to the end of June, and another consultant was hired in July 2006. The services of this consultant were terminated in November 2006. An investor relations consultant was hired in January 2007, at a monthly cost of $5,000. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $38,283 in fiscal 2006 to $130,116 in fiscal 2007. Costs will likely continue at fiscal 2007 levels or higher in the future, due to management travel to South America and continued increases in travel costs in general.

Property investigation costs have increased from a small recovery of costs of $3,107 in fiscal 2006 to a nominal expense of $7,040 in fiscal 2007. ValGold is presented with property submissions continually, and the submissions are reviewed for possible acquisition. Costs will vary from year to year depending on the level of due diligence and travel costs related to the properties reviewed and the property location. The costs related to submissions are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2007, ValGold sold 297,600 common shares of its investment in Northern Orion and also sold 135,000 common shares of Cream Minerals Ltd., for a total gain of $1,087,432. This compares to fiscal 2006 when ValGold sold 583,333 common shares Northern Orion for a gain of $1,722,766, which ultimately resulted in earnings in fiscal 2006. Interest income increased in fiscal 2007 to $45,940 from $23,738 in fiscal 2006, due to higher cash balances.

In accordance with CICA Handbook Section 3465 – Income Taxes, and EIC 146 "Flow-through Shares", the Company records a provision at the time of the actual renunciation of flow-through expenditures, which is recorded as a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the recovery of future income taxes related to the flow-through expenditures renounced in the current period is $685,187. Canadian resource-related expenditures were incurred in the balance of fiscal 2007 and to the end of calendar 2007, under the look-back rules for flow-through expenditures. Future income tax recoveries of $685,187 in fiscal 2007 contributed to the Company's earnings in fiscal 2007, compared to future income tax recoveries of $112,648 in fiscal 2006.

Part XII.6 tax paid relating to the timing of flow-through expenditures totalled $234 (2006 - $208).

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Guyana Properties Guyana	Horseshoe, Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2006								
First Quarter	41,445	--	(373)	--	25,760	31,690	38,353	--
Second Quarter	29,258	3,117	(15,930)	--	11,431	1,164	326,389	80,460
Third Quarter	17,943	--	(16,476)	--	(9,838)	(50,729)	490,389	685,983
Fourth Quarter	106,531	--	18,552	5,921	871	608	724,586	314,986
Fiscal 2007								
First Quarter	2,980	--	13,661	37,168	--	25,840	586,760	346,559
Second Quarter	4,213	--	10,823	258,304	--	(215)	461,769	2,049,067
Third Quarter	2,996	--	(100)	347,665	--	(86,837)	395,822	581,190
Fourth Quarter	154,504	--	40,050	549,326	--	37,001	450,753	2,922,292

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property and other write-downs (recovery)	Property investigation costs	Stock-based compen-sation	Income tax expense / (recovery)
Fiscal 2006								
First Quarter	(557,503)	(0.03)	173,938	3,311	310,755	59,191	16,930	--
Second Quarter	414,994	0.02	242,617	828,879	14,549	(68,337)	225,056	--
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--	(112,648)
Fourth Quarter	363,628	0.01	112,481	483,018	870	6,039	--	--
Fiscal 2007								
First Quarter	228,230	0.01	257,145	520,546	35,117	54	--	--
Second Quarter	380,186	0.01	236,914	87,512	--	125	--	(529,713)
Third Quarter	131,785	0.00	271,979	387,046	--	--	123,550	(204,720)
Fourth Quarter	(913,856)	(0.02)	459,125	138,268	418,925	6,861	118,414	49,246

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At July 31, 2007, ValGold's working capital, defined as current assets less current liabilities, was $3,112,091, compared with working capital of $357,678 at July 31, 2006. The Company's investments are in redeemable guaranteed investment certificates which are redeemable in full after 30 days with interest. The initial term of the guaranteed investment certificates may be greater than 90 days and therefore are recorded as temporary investments.

Investing Activities

At July 31, 2007, ValGold had capitalized $15,109,101 representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela, Guyana, Manitoba and Ontario. In fiscal 2007, ValGold expended $8,700,940 on the acquisition and exploration of its mineral property interests, net of recoveries, compared to $2,545,755 in fiscal 2006.

At July 31, 2007, the Company held 27,400 common shares of Northern Orion with a book value of $43,158 (closing market value - $156,180). These common shares are recorded as marketable securities at July 31, 2007. In addition to the Northern Orion shares, ValGold also holds 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation, 850,000 shares of Brigadier Gold Ltd. and 5,000 common shares of Mediterranean Minerals Corp. at a total book value of $250,125. The market value of these shares at July 31, 2007, was $436,950. The Company also holds 425,000 warrants of Brigadier Gold Ltd., exercisable at a price of $0.15 until September 2, 2008, at a book value calculated using the B-S method, of $29,120. Subsequent to July 31, 2007, the Company sold 27,400 common shares of Northern Orion Resources Inc. for net proceeds of $175,839.

See the mineral property section for information on exploration work during fiscal 2007 and other information on the Company's mineral property interests.

1.7 Capital Resources

In August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consisted of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consisted of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued, exercisable until August 2008 to acquire up to 557,869 Compensation option units at a price of $0.275. Each compensation option unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008.

On December 29, 2006, the Company completed a non-brokered private placement for 2,000,000 FT Units at a price of $0.30 per unit for gross proceeds of $600,000. Each FT Unit consisted of one FT common share and one non-transferable, NFT share purchase warrant, exercisable for a common share at a price of $0.40 per share up to and including December 29, 2007, and thereafter at a price of $0.50 per share up to and including December 29, 2008.

Under the FT Unit agreements, the Company agreed to renounce $2,152,500 related to the flow-through share financing completed in August 2006, in qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, and EIC 146, the Company recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the

FTS, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the recovery of future income taxes related to the renounced flow-through expenditures is approximately $734,433, which has been recorded. The recovery of future income taxes is related to monetizing temporary differences and is therefore valued at the approximate tax rate in effect at the time of renunciation of the securities to the investors and is recorded as a cost of issuance.

On May 4, 2007, the Company completed a non-brokered private placement of 11,674,710 units at a price of $0.26 per unit, for gross proceeds of $3,035,500. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.40 per until May 4, 2008, and at an exercise price of $0.50 per share until May 4, 2009. The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of 82% and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.10 per warrant.

Finder's units, equal to 10% of the total number of units sold in the private placement by each respective finder, or a total of 832,871, were issued. Each finder's unit was comprised of one common share and one-half of one non-transferable common share purchase warrant (a "Finder's Unit Warrant"), with each whole Finder's Unit Warrant exercisable to acquire one additional common share for a period of 24 months at an exercise price of $0.40 until May 4, 2008, and thereafter at an exercise price of $0.50 until May 4, 2009. The Finder's Unit Warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4%; volatility factor of 82%; and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.19 per warrant.

On May 25, 2007, the Company completed a private placement of 8,891,000 units at a price of $0.35 per unit for gross proceeds of $3,111,850. Each unit was comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitle the holder to purchase one additional common share at an exercise price of $0.50 until May 25, 2008, and an exercise price of $0.60 per share until May 25, 2009. The share purchase warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 4%; volatility factor of 84%; and an average expected life of two years. The value attributed to these non-transferable share purchase warrants was $0.14 per warrant.

On November 1, 2007, the Company announced that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 10 million units at a price of $0.35 per unit, for gross proceeds of up to $3,500,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share.

ValGold may issue finders' fees comprising 7% cash and non-transferable options equal to 10% of the total number of units sold in the offering to subscribers arranged by eligible finders. Each finder's option will be exercisable to acquire a unit of the Company at a price of $0.35 per finder's unit for a period of 24 months from the date of issuance, subject to adjustment. Each finder's unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each whole finder's warrant will entitle the finder, upon exercise, to purchase one additional common share of the Company for a period of 24 months from the issuance of the finder's option at a price of $0.60 per finder's warrant share.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services provided by:	2007	2006
Glencoe Management Ltd. (c)	30,000	30,000
LMC Management Services Ltd. (a)	753,250	495,993
Kent Avenue Consulting Ltd. (d)	44,500	43,000
PGC Consulting Ltd.	--	100,000
DuMoulin Black	--	40,936

Balances receivable from (payable to)	2007	2006
LMC Management Services Ltd. (a)	$ 130,336	$ 12,663
Total balances receivable (e)	130,336	12,663
Officers	(38,188)	--
Glencoe Management Ltd. (c)	(2,650)	(2,650)
PGC Consulting Ltd.	--	(5,825)
Total balances payable	$ (40,838)	$ (8,475)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at July 31, 2007, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $44,500 were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC Management Services Ltd.' Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the fiscal year. Transaction with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(g) A director of the Company holds shares in one of shareholders of Honnold Corp., the Honnold transaction. At the time of entering into the option agreement, the director was at arm's length to the Company and was nominated and elected as a director subsequent to the initial date of the transaction.

1.10 Fourth Quarter Results

	Three months ended July 31, 2007	Three months ended July 31, 2006
Expenses (recoveries)		
Amortization	$ 1,174	$ 354
Foreign exchange loss (gain)	(14,157)	(3,095)
Legal, accounting and audit	27,271	(85,922)
Management fees	18,000	16,500
Office and administration	103,947	97,003
Salaries and benefits	114,769	52,708
Shareholder communications	147,436	36,605
Stock-based compensation	118,414	--
Travel and conferences	60,685	(1,672)
	577,539	112,481
Property investigations	6,861	6,039
Write-down of mineral property interests	418,478	870
Gain on sale of marketable securities and investments	(106,729)	(476,694)
Interest income	(31,539)	(6,324)
(Loss) earnings before income taxes	(864,610)	363,628
Income taxes	(49,246)	--
(Loss) earnings for the period	(913,856)	363,628
(Loss) earnings per share – basic and diluted	(0.02)	0.02
Number of common shares – basic	43,267,708	23,054,093
Number of common shares - diluted	43,267,708	23,654,735

Three Months Ended July 31, 2007 ("Q4 2007") Compared to Three Months Ended July 31, 2006 (Q4 2006")

ValGold had a loss of $913,856, or loss per share of $0.02 in Q4 2007, compared to earnings of $363,628, or earnings per share of $0.02 in Q4 2006.

The differences between the loss in Q4 2007 and the earnings incurred in Q4 2006 is primarily due to a gain on sale of marketable securities of $476,694 in Q4 2006, compared to a gain on sale of marketable securities in Q4 2007 of $106,729. In addition, salary costs were $147,436 in Q4 2007, compared to $36,605 in Q4 2006. In Q4 2006, the Company capitalized $106,757 in legal costs which were directly related to the environmental permitting and mining licenses in Venezuela. There was no comparative capitalization of previously expensed legal costs in Q4 2007.

A recovery of legal, accounting and audit expenses of $85,922 relates to $106,757 capitalized in Q4 2006, offset by expense in the quarter of $20,835 compared to expenses of $27,271 incurred in Q4 2007.

Management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company, for a total of $7,500 in each fiscal period. Also included in management and consulting fees for Q4 2007 is $10,500 (Q4 2006 – $9,000) paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs decreased from $97,003 in Q4 2006 to $103,947 in Q4 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $52,708 in Q4 2006 to $114,769 in Q4 2007. The salaries are based on time spent in corporate activities and as a result, salaries increase and decrease in relation to time spent. In Q4 2007, a pay increase was granted to an officer of the company, and salaries include a full quarter of the salary of the Vice President, Exploration, who was a consultant for a portion of Q4 2006. In the second half of fiscal 2006 the Company acquired additional mineral property interests in Venezuela and Guyana. Although project accounting is prepared in the respective countries, as exploration activities increased, the time in the head office has also increased in fiscal 2007.

In Q4 2007 ValGold recorded $118,414 in stock-based compensation compared to $Nil in Q4 2006.

Shareholder communications have decreased from $36,605 in Q4 2006 to $147,436 in Q4 2007. The Company utilized the services of two investor relations' consultants in Q4 2006. Included in Q4 2007 is $35,000 related to listing on the Frankfurt Exchange, with no comparative expense in Q4 2006. The other significant increase was in promotional advertising, including news articles and banners, and other profiles. Q4 2007 costs totalled $55,289, with no comparative expense in Q4 2006.

Travel and conference expenses have increased from a recovery of $1,672 in Q4 2006 to $60,685 in Q4 2007. Travel has increased primarily due to management travel to mineral properties in foreign jurisdictions. Travel by geologists and other personnel are capitalized.

Property investigation costs have increased nominally from $6,039 in Q4 2006 to $6,861 in Q4 2007.

Interest income of $6,324 in Q4 2006 compares to $31,539 in Q4 2007., The Company completed two equity financings in Q4 2007, which resulted in higher cash balances held by the Company than in Q4 2006.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

As at July 31, 2007, the Company was a venture issuer. See the Company's audited consolidated financial statements for the years ended July 31, 2007 and 2006.

1.13 Critical accounting policies and changes in accounting policies

Recently issued accounting pronouncements in Canada

Comprehensive income.
CICA Handbook Section 1530 - Comprehensive Income and Section 3251 – Equity apply to interim financial periods beginning on or after October 1, 2006. Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments. (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement.
In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale. Financials assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost. Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held for trading upon initial recognition. A transition adjustment of $186,825 will represent the initial balance of this new account and will recognize the comprehensive income of previous periods.

Financial Instruments and Other Instruments
At July 31, 2007 and 2006, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market values of the Company's Canadian and United States dollar denominated temporary investments are equal to the carrying values at July 31, 2007 and 2006. The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments. The Company is exposed to a risk of loss if the market price of the investments remains below carrying value and the Company chooses to sell instead of carrying the security to term.

1.15 Other MD&A Requirements

See the Company's audited consolidated financial statements for the years ended July 31, 2007 and 2006.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 27, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 27, 2007

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

76,015,796 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
18,750	0.35	November 29, 2007
1,305,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
910,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
775,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
2,080,000	0.35	April 12, 2012
450,000	0.62	June 20, 2012
6,458,750		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
1,312,333	$0.40	December 30, 2007
93,030**	$0.225	December 30, 2007
93,030	$0.40	December 30, 2007
5,250	$0.40	December 30, 2007
125,000	$0.50	February 13, 2008
2,013,098	$0.50	August 28, 2008
255,636	$0.50	August 28, 2008
2,942,836	$0.50	August 31, 2008
255,636*	$0.275	August 31, 2008
237,833	$0.50	August 31, 2008
237,833*	$0.275	August 31, 2008
2,000,000	$0.40/$0.50	December 29, 2007/08
5,837,500	$0.40/$0.50	May 4, 2008/2009
416,450	$0.40/$0.50	May 4, 2008/2009
4,445,500	$0.40/$0.50	May 25, 2008/2009
20,270,965		

* Finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year.

** Finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

Other Information

As of July 31, 2007, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company's internal controls over financial reporting during the year ended July 31, 2007, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **Stephen J. Wilkinson,** Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the period ending July 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: November 27, 2007

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the period ending July 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: November 27, 2007

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 29, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: VALGOLD RESOURCES LTD

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 919147108/CA9191471080/COMMON
3.	CUSIP/Class of Security entitled to vote	: 919147108/CA9191471080/COMMON
4.	Record Date for Notice	: 21 Dec 2007
5.	Record date for Voting	: 21 Dec 2007
6.	Beneficial Ownership determination date	: 21 Dec 2007
7.	Meeting Date	: 22 Jan 2008
8.	Meeting Location	: Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

November 1, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339
VR2 - FWB

VALGOLD ANNOUNCES $3.5 MILLION NON-BROKERED PRIVATE PLACEMENT AND UPDATES DRILL PROGRAM ON MOCHILA GOLD PROGRAM

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold" or the "Company") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 10 million units (the "Units") at a price of $0.35 per Unit, for gross proceeds of up to $3,500,000. Each Unit is comprised of one common share of ValGold and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the warrant at an exercise price of $0.60 per share.

ValGold may issue finders' fees comprising 7% cash and non-transferable options (the "Finder's Options") equal to 10% of the total number of Units sold in the offering to subscribers arranged by eligible finders. Each Finder's Option shall be exercisable to acquire a Unit of the Company (the "Finder's Units") at a price of $0.35 per Finder's Unit for a period of 24 months from the date of issuance, subject to adjustment. Each Finder's Unit will be comprised of one common share of the Company (a "Finder's Unit Share") and one-half of one common share purchase warrant of the Company (a "Finder's Warrant"). Each whole Finder's Warrant will entitle the finder, upon exercise, to purchase one additional common share of the Company (a "Finder's Warrant Share") for a period of 24 months from the issuance of the Finder's Option at a price of $0.60 per Finder's Warrant Share.

All shares, warrants and any shares issued upon exercise of warrants and Finder's Options with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day from the date of issuance.

Proceeds from the non-brokered private placement will be used to advance the exploration programs of the optioned mineral properties in Guyana and Venezuela, and for general working capital.

Update on ValGold's Mochila Drill Program

ValGold also reports as an update that the Mochila drill program is progressing well and is currently on the fourth diamond drill hole. Samples from the first three drill holes are enroute to the assay laboratory and the results may be received in the next few weeks. To-date, 1,101 metres ("m") have been drilled with another 4,000 m planned for the initial round.

The fourth hole is being drilled under a water-filled artisanal pit where visible gold was recently discovered in quartz vein dump rock. The dump rock is present alongside the edge of the pit and was discarded by the small scale miners because it was most likely too hard to process. In addition to the quartz vein material, boulders of diorite porphyry which may be the host to the veins are common. The area being drilled is referred to as El Clarito, the location of which is shown on the map below. No previous drilling has taken place in this area. Photographs of the visible gold in the vein quartz together with the pit area recently visited by Tom Pollock, ValGold's Vice President, Exploration, are being posted on ValGold's website, www.valgold.com.

The El Clarito gold area and the other artisanal workings in the Mochila project area are underlain by layered intrusive mafic to ultramafic rocks of the Mochila Layered Intrusion which has in turn been intruded by a variety of felsic to intermediate porphyritic rocks. Drilling during the program will focus along a shear zone cutting the layered intrusion referred to as the Mochila Lineament and on specific gabbro contacts.

The Mochila gold occurrence is located within the Chicanan West concessions approximately 40 kms northwest of the Kilometre 88 area in Bolivar state of Venezuela.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

RECEIVED

2008 JAN -2 P 4: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

November 6, 2007

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD COMPLETES ACQUISITION OF HONNOLD PROPERTIES IN BOLIVAR STATE, VENEZUELA

Vancouver, November 6, 2007, ValGold Resources Ltd. ("ValGold" or the "Company") announces that it has completed its acquisition of Honnold Corp., a British Virgin Island company ("Honnold"), from three private companies (collectively, the "Vendors") pursuant to an option agreement entered into among ValGold and the Vendors, dated December 8, 2006 (the "Agreement"). Honnold indirectly owns twenty-one exploration concessions that cover approximately 900 square kilometers ("km^2") in Bolivar State, Venezuela.

The Honnold concessions occur in three groupings; the Increible, the Chicanan and the Vuelvan Caras. These sizeable holdings cover known occurrences of gold mineralization and as in the case of the Chicanan may also hold the potential for base metals and industrial minerals.

INCREIBLE CONCESSIONS

The three Increible concessions are located in the El Callao Mining District and total approximately 150 km^2. Within the concessions several gold occurrences have been delineated, most of which have seen minimal past exploration work. The main occurrence discovered to-date is known as Los Patos. This occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone which has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.7km. During the summer of 2007 ValGold drilled 35 core holes on the occurrence and outlined a mineralized zone having a strike length of 160 metres ("m") traceable down plunge for 280m. Some of the more notable drill intercepts include 1.91 grams per Tonne gold ("g/Tonne Au") over 48.9m true width in hole LI307-06 and 7.25 g/Tonne Au over 19.0 m true width in hole LI307-09. The mineralization appears to be continuous from surface downwards and remains open in all directions. Micon International has been retained to carry out a 43-101 compliant resource calculation on the Los Patos gold occurrence. This work will begin in late November. A second drill program is planned for 2008 to expand the Los Patos mineralization and to drill test the other gold occurrences along the Los Chivos Shear Zone.

CHICANAN CONCESSIONS

The Chicanan east and west concessions straddle the Chicanan River and are located approximately 40km northwest of the Kilometer 88 gold camp. The concessions cover 800 km^2 of highly prospective Lower Proterozoic granite and greenstone rocks containing numerous gold occurrences and artisanal workings.

Mochila Lineament Gold Occurrences

The Mochila Lineament gold occurrences are located within the Chicanan West concessions and occupy a large area of anomalous gold in soils that measures at least 10 km^2. The Mochila is considered by ValGold to be its primary gold target based upon the extent and strength of the gold in soils anomalies and the widespread and long producing artisanal workings within the occurrence.

The underlying geology largely consists of a 2,500m thick, layered, mafic-ultramafic intrusion that has intruded into Lower Proterozoic greenstones. The intrusion has undergone several phases of folding and faulting which have produced a number of prospective sites for gold deposition. The most promising of these sites is along the Mochila Lineament which is a regional break coincident with the most prominent fold axis. Artisanal gold workings are found intermittently along this break for a minimum distance of 10km. Another important gold target is along the upper contact of the central gabbro layer particularly in association with the Mochila Lineament where gold soil anomalies are present over a strike length of 4km.

An initial 5,000m drill program is currently underway to test both of these types of targets within the Mochila Lineament gold occurrences. To date, the first 3 drill holes have been completed for a total of 1,101m of core. The fourth hole is being drilled under the El Clarito zone where there is the potential for high-grade gold quartz veins. The location of the El Clarita pit is shown on the map below. No previous drilling has taken place in this area. Photographs of the visible gold in the vein quartz together with the pit area recently visited by Tom Pollock, ValGold's Vice President, Exploration, are being posted on ValGold's website, www.valgold.com. The initial program should be complete by the end of the year and if the results are encouraging drilling will continue in the New Year.

Zulia Gold Occurrences

The Zulia gold occurrences are reportedly on strike with the Mochila area approximately 10km to the northeast and include three known gold soil anomalies measuring up to 2,000m long and up to 500m across. Little is known about the geology of the occurrences but based on aeromagnetic surveys it appears that the Zulia gold zones are underlain by the same layered intrusive rocks and have similar structural settings. Also, similar to the Mochila area, the gold soil anomalies are coincident with a fold axis and in one instance with one of the intrusive layered contacts. Two of the best soil anomalies include 1.63 g/Tonne gold over 60 m (three samples, max. 2.42 g/Tonne Au) and 3.47 g/Tonne gold over 40 metres (two samples, max. 4.20 g/Tonne Au). Another single soil sample gave a value of 19.91 g/Tonne gold. During 2008 the Zulia gold in soil anomalies will be followed up by trenching and, if warranted, drilling.

Carolina Gold Occurrences

The Carolina gold occurrences may be the oldest known gold occurrences in the region. Discovered in the late 19th century, the Carolina gold occurrences have reportedly been mined intermittently for more than 110 years with small-scale minero operations still currently active. The Carolina occurrences cover numerous gold zones and artisanal workings along the regional scale Chicanan-Carolina Shear Zone. The shear zone is up to five kilometers wide and follows the Chicanan River through the central portion of the six Chicanan East concessions over a distance of approximately 40km and is associated with several other prospective gold occurrences. Rocks within the shear zone are comprised mostly of intermediate schists and the abovementioned layered ultramafic intrusion and various intermediate porphyries. Gold occurrences have been outlined through a combination of soil and auger sampling programs, drilling and mapping within artisanal pits. This work was carried out by Gold Fields over a period of 1991 to 1999. Because of the area's unique structural setting and the presence of numerous gold occurrences the Carolina area offers many exceptional drill targets. These targets lie along a 15km strike length of the shear zone and provide the potential for multiple discoveries. Drilling in the Carolina area is expected to begin as early as the spring of 2008.



622000 E
624000 E
626000 E
N
706000 N
706000 N
lUM
uUM
El Clarito
La Vela
Batal
MOCHILA LINEAMENT
LEGEND
uUM Upper ultramafic unit
Middle gabbro unit
lUM Lower ultramafic unit
Sierra Verdun gabbro scree
Undifferentiated non-magnetic lithology
Greenstones
Artisinal workings, pits
Soil geochemistry - Au ppb
>200
100 - 200
50 - 100
10 - 50
0
1 km
Scale
VALGOLD RESOURCES LTD.
MOCHILA PROSPECT
Geology and Au Geochemistry
Oct. 2007

THE HONNOLD ACQUISITION

Previously, ValGold optioned to purchase the Honnold shares and advanced to the Vendors US$500,000 cash and issued 5,000,000 ValGold common shares having a deemed value of US$0.20 per share. The cash and shares were advanced following approval of the transaction by ValGold shareholders and regulatory approval. On October 26, 2007, ValGold exercised the option and paid the Vendors an additional US$1,500,000 in cash and issued ValGold 15,014,443 common shares having a deemed value of US$5,000,000. The deemed per share value of the ValGold shares issuable to exercise the option was calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date.

The Vendors will retain a collective 10% free carried interest in the Venezuelan properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The Vendors will also retain a 2% net smelter returns royalty interest in the exploration licenses.

Mr. Pedro Tinoco, a principal of one of the Vendors, is currently a director of the ValGold. At the time the Agreement was entered into among ValGold and the Vendors, all of the holders of the Hornold shares were at arm's length to the Company.

A second installment of a finder's fee to an arm's length party of 890,073 common shares (or a value of US$375,000.00) was paid on the close of the acquisition. The total finder's fee was 5% of the value of the acquisition paid in two installments. The first payment was by the issuance of 375,000 ValGold shares at a deemed value of US$0.20 per share.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the projects, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For further information on this major acquisition, our Company and its portfolio of international exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

November 7, 2007

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

VALGOLD OPTIONS FISH CREEK PROSPECTING LICENSE IN GUYANA

Vancouver, November 7, 2007, ValGold Resources Ltd. ("ValGold") is pleased to report that it has entered into an agreement with a private Guyanese company (the "Optionor") under which ValGold can acquire a 100% interest in the Fish Creek Prospecting License (the "License"). The License covers approximately 5,180 hectares (12,800 acres) in the North West District, Mining District #5 in Guyana and is situated at the northeast boundary of and contiguous with ValGold's Five Star permit area.

Under the terms of agreement, ValGold can acquire a 100% interest in the License within the next 4 years following regulatory approval of the transaction by:

1. Issuing to the Optionor 700,000 ValGold common shares, to be issued in 5 tranches;
2. Paying the Optionor cash totaling $250,000 to be paid in 5 tranches; and,
3. Completing $1,000,000 in expenditures.

Once vested, ValGold's interest will be subject to a net smelter royalty of 2% of which 1% or ½ of the royalty may be purchased from the Optionor for US$1,000,000. In addition, until the License is converted into a mining permit, ValGold will make annual advance royalty payments to the Optionor of US$50,000.

The License has a limited exploration history but has demonstrated excellent mineral potential, particularly for gold occurrences. It is also well known as the site of artisanal gold mining for many years. The License was explored by Golden Star Resources Ltd. ("Golden Star") over the period of 1994 to 1997. Work reported by Golden Star included stream sediment and regional soil geochemical surveys, airborne and ground geophysical surveys, detailed soil, rock and trench sampling and a diamond drill program amounting to 2,780 meters ("m") of core from 20 holes. This work resulted in the definition of several anomalous areas of gold enrichment in soils that measure from 1,000m to 4,200m in strike length and up to 1,000m wide. In addition the gold anomalies appear to be associated with a major regional east-west fault and its splays. This structure traverses the central part of the License and can be traced for about 40 kilometers ("km") to the west. Golden Star's trenching within the anomalous areas was successful in locating several occurrences of gold mineralization hosted in oxidized bedrock. Samples from the trenches are reported to have returned values of up to 3.6 grams/tonne ("g/Tonne") gold over 7m and 9.7 g/Tonne gold over 3m. Drilling was similarly successful with the best intersection being 10.34 g/Tonne over a core length interval of 7m. With the waning price for gold in the late

1990's, however, Golden Star elected not to do further work on the License and the Optionor acquired the License in April 2007.

Prior to entering into the agreement for the License, ValGold reviewed Golden Star's previous work and visited several of the past and current alluvial and sapprolite workings of artisanal miners. Grab and chip samples of the rock exposures confirmed the presence of high-grade gold values in quartz vein material with chip samples returning 34.0 g/Tonne. Work has begun on a NI 43-101 compliant report on the License and this report may be available in late November.

With the Fish Creek property being added to ValGold's already extensive holdings in north western Guyana, the Company has secured the exploration rights which cover the entire 40km length of a significant mineral belt, exclusive of any other participants. This belt is defined by a linear assemblage of gold occurrences concentrated along the flanks of the regional east west fault and its splays. Under its current exploration program, ValGold has been infilling the historical soil sampling grids and sampling many of the accessible artisanal mine workings. As a result, several excellent gold occurrences are now identified for further trenching and as drill targets.

ValGold is preparing an exploration program for the License that will include drilling to test several of the coincident soil and lithological targets. Much of the mineral belt beyond the License remains largely unexplored despite the presence of abundant small-scale mining operations. It is planned to examine such workings for indications of gold and metal deposits with the intention of identifying significant ore bodies.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

November 21, 2007

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD COMMENCES RESOURCE ESTIMATION ON LOS PATOS GOLD DISCOVERY IN BOLIVAR STATE, VENEZUELA

Vancouver, November 21, 2007, ValGold Resources Ltd. ("ValGold" or the "Company") reports that it has received the initial check assays as the first step in completing a NI 43-101 compliant resource estimation for the Los Patos gold discovery. The check assays were undertaken on drill core samples of intersections of the main gold zone of Los Patos from the first 13 of 28 diamond drill holes. The assays were performed at SGS Minerals Services in Lakefield, Ontario and are summarized in the table attached to the end of this report.

The Los Patos is the main gold occurrence discovered to date, situated within ValGold's Increible concessions located in the El Callao Mining District. The Increible concessions - 1, 3 and 5 cover an area totaling approximately 150 km^2 and contain several gold occurrences, most of which have seen minimal past exploration work. The Los Patos occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone, a major regional structure that has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.7km.

During the summer of 2007, ValGold drilled 35 core holes on the Los Patos occurrence and its satellite zones. The drilling outlined a mineralized zone having a minimum strike length of 160 metres ("m") traceable down plunge for 280m. The average true width of the Los Patos zone is estimated to be in the order of 19.5m (64 ft). The Los Patos mineralization appears to be continuous from surface downwards and remains open in all directions. A second drill program is planned for 2008 to expand the Los Patos mineralization and to drill test the other gold occurrences along the Los Chivos Shear Zone.

The check assays are highly encouraging. The results show good agreement with the original assays with an overall average absolute variance of less than 10% over a range of -22.8% up to +54.0%. The samples for check assays from the remaining holes are being prepared and shipped with the expectation of results early in 2008.

Micon International has been retained to carry out a NI 43-101 compliant resource calculation for the Los Patos gold occurrence. This work has commenced with a Micon engineer and ValGold management currently on-site.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the projects, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For further information on this major acquisition, our Company and its portfolio of international exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson

President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.valgold.com.

The principal intersections for the first 13 diamond drill holes for the main Los Patos gold zone with the check assay results from SGS. Note that 1 oz/t = 34.286 g/Tonne.

Drill Hole LI307-	Gold Zone	From (m)	To (m)	Metres (m)	Feet (ft)	Gold g/Tonne	Gold oz/t[1]	SGS Check Assays g/Tonne	SGS Check Assays % diff.
01	Los Patos	87.0	113.0	26.0	85.30	1.14	0.03	1.18	+3.5
	including	89.0	90.0	1.0	3.28	12.83	0.37	13.70	+6.8
02	Los Patos	109.0	146.0	37.0	121.39	0.83	0.02	0.80	-3.6
	including	109.0	127.0	18.0	59.06	1.15	0.03	1.03	-10.4
	and	123.0	124.0	1.0	3.28	11.32	0.33	10.7	-5.5
	and	137.0	146.0	9.0	29.53	1.10	0.03	1.17	+6.4
03	Los Patos	133.0	190.0	57.0	187.01	1.34	0.04	1.13	-15.6
	including	133.0	151.0	18.0	59.06	2.18	0.06	2.10	-3.7
	and	141.0	142.0	1.0	3.28	6.90	0.20	6.21	-10.0
04	Los Patos	57.0	115.0	58.0	190.29	1.27	0.04	1.17	-7.9
	including	57.0	69.0	12.0	39.37	3.13	0.09	3.04	-2.9
	and	103.0	107.0	4.0	13.12	3.09	0.09	2.69	-12.9
05	Los Patos	94.0	138.0	44.0	144.36	1.02	0.03	0.9	-11.8
	including	122.0	123.0	1.0	3.28	10.63	0.31	8.37	-21.3
	and	128.0	131.0	3.0	9.84	3.33	0.10	2.64	-20.7
06	Los Patos	137.5	189.0	51.5	168.96	1.91	0.06	1.99	+4.2
	including	139.5	143.0	3.5	11.48	5.30	0.15	5.67	+7.0
	and	164.0	168.0	4.0	13.12	5.68	0.17	5.73	+1.0
	and	165.0	166.0	1.0	3.28	17.55	0.51	17.50	-0.3
	and	169.0	171.0	2.0	6.56	16.44	0.48	18.23	+10.9
	and	188.0	189.0	1.0	3.28	6.35	0.19	4.34	-31.7
07	Los Patos	76.0	93.0	17.0	55.77	4.75	0.14	5.67	+19.4
	including	76.0	77.0	1.0	3.28	6.86	0.20	9.40	+37.0
	and	84.0	86.0	2.0	6.56	23.61	0.69	23.57	-0.2
	and	90.0	93.0	3.0	9.84	8.30	0.24	12.72	+53.3
08	Los Patos	119.0	120.0	1.0	3.28	2.99	0.09	3.46	+15.7
09	Los Patos	199.0	219.0	20.0	65.62	7.25	0.21	6.51	-10.2
	including	212.0	215.0	3.0	9.84	17.59	0.51	14.07	-20.0
10	Los Patos	172.0	222.0	50.0	164.04	1.95	0.06	1.75	-10.3
	including	173.0	176.0	3.0	9.84	7.73	0.23	5.97	-22.8
	and	196.0	202.0	6.0	19.68	3.31	0.10	3.43	3.6
	and	219.0	220.0	1.0	3.28	15.90	0.46	12.5	-21.4
11	Los Patos	211.0	247.0	36.0	118.11	3.98	0.12	3.7	-7.0
	including	218.0	224.0	6.0	19.69	18.42	0.53	16.80	-8.8
	and	242.0	243.0	1.0	3.28	10.63	0.31	9.24	-13.1
12	Los Patos	232.0	272.0	40.0	131.23	1.48	0.04	2.14	+44.6
	including	232.0	233.0	1.0	3.28	33.57	0.98	43.30	+29.0
20	Los Patos	111.0	145.0	34.0	111.55	2.75	0.08	2.53	-9.8
	including	111.0	119.0	8.0	26.25	9.39	0.27	8.64	-8.0
	and	111.0	112.0	1.0	3.28	53.97	1.57	45.70	-15.3

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

November 26, 2007

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD INTERSECTS 58.20 G/TONNE/1.5 METERS AT TOWER MOUNTAIN GOLD PROPERTY

Vancouver, November 26, 2007, ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that it has completed the 2007 diamond drill program at its 100%-owned Tower Mountain Gold Property (the "Property") located 40 kilometers ("km") west of Thunder Bay, Ontario. Drilling on the Property started on July 24 and was finished on August 9, 2007, producing 2,090 meters ("m") of core in eight holes, TM-07-51 to -07-58.

The 2007 drill program was highly successful with gold mineralization intersected in each of the eight holes. **Intersections of high-grade gold occurred in TM-07-56 where 1.5m graded 58.20 g/Tonne Au (1.697 oz/t gold) and in TM-07-58 where 1.5m averaged 18.70 g/Tonne Au (0.545 oz/t gold).** The targets for the drill program included confirmatory drilling on earlier gold intersections in the 04-36 zone, testing of geophysical targets associated with extensions of the U-V zone and testing depth extensions of trench and other surface gold occurrences in the C-D and L zones. Highlights of the current drill intersections include:

Drill Hole	Zone	From (m)	To (m)	Width[1] (m)	Width (ft)	Gold g/Tonne	Gold oz/t
TM-07-55	**L**	**113.0**	**115.0**	**1.5**	**4.9**	**4.97**	**0.145**
		245.0	**258.5**	**13.5**	**44.3**	**0.73**	**0.021**
TM-07-56	**C-D**	**66.5**	**68.0**	**1.5**	**4.9**	**58.20**	**1.697**
		350.0	**371.0**	**21.0**	**68.9**	**0.57**	**0.017**
		380.0	**401.0**	**21.0**	**68.9**	**0.59**	**0.017**
TM-07-58	**E-F**	**80.0**	**81.5**	**1.5**	**4.9**	**18.70**	**0.545**
		93.5	**99.5**	**6.0**	**19.7**	**5.42**	**0.158**

Note (1) – Width of the intersection may not be the true thickness of the intersection

Tower Mountain Gold Property Summary

Exploration work by ValGold on the Property began in November 2002 and has focused on diamond drilling. A total of eight drill programs comprising 75 drill holes, totaling 18,708m, have been completed to date. The majority of drilling has been in the vicinity of the U and V Trench areas (U-V Zone) and this work has defined several parallel, mineralized structures striking in a southeasterly direction. The most continuous of these structures is designated the Main Vein which dips moderately to steeply to the northeast and can be traced along strike for a minimum 400m. Examination of Main Vein core indicates the presence of a gold mineralized zone measuring 0.6m to 20.0m true width plunging steeply to the southeast. Intercepts from this zone returned assays ranging from 160.0 g/t Au over 1.5m in drill hole TM04-6 to 2.40 g/t Au over 61.5.5m in TM04-9. The Main Vein mineralization generally consists of a halo of moderately to highly anomalous gold values in the footwall and hanging wall extending a few metres to tens of metres beyond the vein.

Drilling has delineated additional zones of high-grade mineralization, however limited information is available on these targets. The 04-31 Zone, located 800m southeast of the U-V Zone, appears similar to the U-V Main Vein. It is proximal to the Tower Mountain Intrusive Complex ("TMIC") contact and hosts at least one main mineralized structure bounded by several metres of wall rock registering strongly anomalous gold values. This zone strikes similarly to the U-V Main Vein, however its dip is currently unknown due to limited drilling. ValGold has tested this target with two holes with the best drill intercept returning 21.14 g/t Au over 1.5m. A hole drilled in 1996 by Avalon Ventures Limited in the vicinity of the 04-31 Zone was orientated sub-parallel to the zone and returned an average grade of approximately 0.3 g/t Au over 739m. The 04-31 and U-V Zones are hosted within felsic to intermediate Timiskaming volcanic fragmental rocks and appear to be controlled by a series of southeast striking structures related to the contact zone with the TMIC. It is not known whether these mineralized zones continue into the syenite and other intrusive rocks comprising the TMIC.

The third high-grade zone identified in current drilling is referred to as the 04-36 Zone and is located 400m southwest of the U-V Zone. Unlike the U-V and 04-31 Zones, the 04-36 strikes north-northeast and appears to be associated with a package of mixed Timiskaming volcanics and sediments identified approximately 600m west of the TMIC contact. Two drill holes intersected this zone and core analysis indicates the zone strikes roughly parallel to the northeast trending belt of Timiskaming rocks in the area. One hole documented 41.35 g/t Au over 1.5m and the second hole returned an assay of 5.31 g/t over 1.5m.

The following table summarizes the drill programs and presents highlights of each of the seven drilling campaigns conducted by ValGold.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High-Grade Gold Intersection	Best Low-Grade Gold Intersection
2002 (Fall)	5	1,042	23.17g/Tonne /1.5m in TM02-02	1.05g/Tonne /73.5m in TM02-03
2003 (Spring)	5	1,085	11.77g/Tonne /3.0m in TM03-02	1.01g/Tonne /22.5m in TM03-03
2003 (Fall)	12	1,499	19.76g/Tonne /1.5m in TM03-11	0.62g/Tonne /12.0m in TM03-12
2004 (Winter)	10	2,601	160.0g/Tonne /1.5m in TM04-06	2.40g/Tonne /61.5m in TM04-09
2004 (Summer)	23	3,450	68.91g/Tonne /0.2m in TM04-19	1.93g/Tonne /37.5m in TM04-15
2004 (Fall)	36	3,418	41.35g/Tonne /1.5m in TM04-36	0.94g/Tonne /106.5m in TM04-31
2005 (Winter)	50	3,523	16.00g/Tonne /1.5m in TM05-38	0.77g/Tonne /21.0m in TM05-44
2007 (Summer)	8	2,090	58.20g/Tonne/1.5m in TM-07-56	0.59g/Tonne/21.0m in TM-07-56
Total	67	18,708		

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. All sampled core was split in a secure facility in Ontario and delivered to the laboratory by a Company representative. The balance of the split core is stored at a secure site at the Property.

For further information on this major acquisition, our Company and its portfolio of international exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

The following table reports assay sample intervals averaging 0.3 g/Tonne Au or greater for drill holes recently completed at the Tower Mountain Gold Project. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 0.3 g/Tonne Au for the announced holes as shown in the table and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available soon within the Tower Mountain Gold Project section of the ValGold website. Note: 1 oz/t Au = 34.286 g/Tonne Au

Drill Hole	Zone	From (m)	To (m)	Width (m)	Width (ft)	Gold g/Tonne	Gold oz/t
TM-07-51	**04-36**	33.5	36.5	3.0	9.8	0.62	0.018
		102.5	107.0	4.5	14.8	1.37	0.040
		126.5	129.5	3.0	9.8	0.53	0.015
TM-07-52	**04-36**	75.5	80.0	4.5	14.8	0.71	0.021
		86.0	87.5	1.5	4.9	0.90	0.026
TM-07-53	**UV**	5.0	11.0	6.0	19.7	0.64	0.019
		47.0	50.0	3.0	9.8	2.00	0.058
		195.5	197.0	1.5	4.9	0.60	0.017
TM-07-54	**UV**	5.0	8.0	3.0	9.8	1.60	0.047
		161.0	162.5	1.5	4.9	1.94	0.057
		293.0	294.5	1.5	4.9	0.59	0.017
TM-07-55	**L south**	**47.0**	**48.5**	**1.5**	**4.9**	**3.84**	**0.112**
		66.5	68.0	1.5	4.9	1.04	0.030
		72.5	75.5	3.0	9.8	1.66	0.048
		86.0	89.0	3.0	9.8	1.08	0.032

		113.0	**115.0**	**1.5**	**4.9**	**4.97**	**0.145**
		245.0	**258.5**	**13.5**	**44.3**	**0.73**	**0.021**
TM-07-56	**C-D**	**45.5**	**50.0**	**4.5**	**14.8**	**1.45**	**0.042**
		66.5	**68.0**	**1.5**	**4.9**	**58.20**	**1.697**
		117.5	120.5	3.0	9.8	1.10	0.032
		128.0	129.5	1.5	4.9	0.72	0.021
		173.0	174.5	1.5	4.9	0.53	0.015
		192.5	194.0	1.5	4.9	0.57	0.017
		212.0	213.5	1.5	4.9	0.95	0.028
		221.0	222.5	1.5	4.9	1.42	0.041
		230.0	231.5	1.5	4.9	0.59	0.017
		299.0	303.5	4.5	14.8	0.85	0.025
		320.0	321.5	1.5	4.9	0.47	0.014
		333.5	335.0	1.5	4.9	0.47	0.014
		336.5	339.5	3.0	9.8	0.92	0.027
		350.0	**371.0**	**21.0**	**68.9**	**0.57**	**0.017**
		380.0	**401.0**	**21.0**	**68.9**	**0.59**	**0.017**
TM-07-57	**C-D**	150.5	156.5	6.0	19.7	1.29	0.038
		206.0	207.5	1.5	4.9	0.41	0.012
		215.0	221.0	6.0	19.7	0.52	0.015
		227.0	236.0	9.0	29.5	0.61	0.018
		239.0	240.5	1.5	4.9	0.41	0.012
		254.0	258.5	4.5	14.8	0.99	0.029
		287.0	294.5	7.5	24.6	0.69	0.020
		311.0	314.0	3.0	9.8	0.69	0.020
		323.0	332.0	9.0	29.5	0.50	0.015
		338.0	339.5	1.5	4.9	2.82	0.082
TM-07-58	**E-F**	**80.0**	**81.5**	**1.5**	**4.9**	**18.70**	**0.545**
		93.5	**99.5**	**6.0**	**19.7**	**5.42**	**0.158**

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

October 26, 2007.

Item 3. **News Release**

Press releases were issued on November 6, 2007.

Item 4. **Summary of Material Change**

ValGold Completes Acquisition of Honnold Properties in Bolivar State, Venezuela.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

November 6, 2007.

VALGOLD RESOURCES LTD.

1400 – 570 GRANVILLE STREET
VANCOUVER, B.C. CANADA V6C 3P1

www.valgold.com

November 6, 2007

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD COMPLETES ACQUISITION OF HONNOLD PROPERTIES IN BOLIVAR STATE, VENEZUELA

Vancouver, November 6, 2007, ValGold Resources Ltd. ("ValGold" or the "Company") announces that it has completed its acquisition of Honnold Corp., a British Virgin Island company ("Honnold"), from three private companies (collectively, the "Vendors") pursuant to an option agreement entered into among ValGold and the Vendors, dated December 8, 2006 (the "Agreement"). Honnold indirectly owns twenty-one exploration concessions that cover approximately 900 square kilometers ("km^2") in Bolivar State, Venezuela.

The Honnold concessions occur in three groupings; the Increible, the Chicanan and the Vuelvan Caras. These sizeable holdings cover known occurrences of gold mineralization and as in the case of the Chicanan may also hold the potential for base metals and industrial minerals.

INCREIBLE CONCESSIONS

The three Increible concessions are located in the El Callao Mining District and total approximately 150 km2. Within the concessions several gold occurrences have been delineated, most of which have seen minimal past exploration work. The main occurrence discovered to-date is known as Los Patos. This occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone which has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.7km. During the summer of 2007 ValGold drilled 35 core holes on the occurrence and outlined a mineralized zone having a strike length of 160 metres ("m") traceable down plunge for 280m. Some of the more notable drill intercepts include 1.91 grams per Tonne gold ("g/Tonne Au") over 48.9m true width in hole LI307-06 and 7.25 g/Tonne Au over 19.0 m true width in hole LI307-09. The mineralization appears to be continuous from surface downwards and remains open in all directions. Micon International has been retained to carry out a 43-101 compliant resource calculation on the Los Patos gold occurrence. This work will begin in late November. A second drill program is planned for 2008 to expand the Los Patos mineralization and to drill test the other gold occurrences along the Los Chivos Shear Zone.

CHICANAN CONCESSIONS

The Chicanan east and west concessions straddle the Chicanan River and are located approximately 40km northwest of the Kilometer 88 gold camp. The concessions cover 800 km2 of highly prospective Lower Proterozoic granite and greenstone rocks containing numerous gold occurrences and artisanal workings.

Mochila Lineament Gold Occurrences

The Mochila Lineament gold occurrences are located within the Chicanan West concessions and occupy a large area of anomalous gold in soils that measures at least 10 km2. The Mochila is considered by ValGold to be its primary gold target based upon the extent and strength of the gold in soils anomalies and the widespread and long producing artisanal workings within the occurrence.

The underlying geology largely consists of a 2,500m thick, layered, mafic-ultramafic intrusion that has intruded into Lower Proterozoic greenstones. The intrusion has undergone several phases of folding and faulting which have produced a number of prospective sites for gold deposition. The most promising of these sites is along the Mochila Lineament which is a regional break coincident with the most prominent fold axis. Artisanal gold workings are found intermittently along this break for a minimum distance of 10km. Another important gold target is along the upper contact of the central gabbro layer particularly in association with the Mochila Lineament where gold soil anomalies are present over a strike length of 4km.

An initial 5,000m drill program is currently underway to test both of these types of targets within the Mochila Lineament gold occurrences. To date, the first 3 drill holes have been completed for a total of 1,101m of core. The fourth hole is being drilled under the El Clarito zone where there is the potential for high-grade gold quartz veins. The location of the El Clarita pit is shown on the map below. No previous drilling has taken place in this area. Photographs of the visible gold in the vein quartz together with the pit area recently visited by Tom Pollock, ValGold's Vice President, Exploration, are being posted on ValGold's website, www.valgold.com. The initial program should be complete by the end of the year and if the results are encouraging drilling will continue in the New Year.

Zulia Gold Occurrences

The Zulia gold occurrences are reportedly on strike with the Mochila area approximately 10km to the northeast and include three known gold soil anomalies measuring up to 2,000m long and up to 500m across. Little is known about the geology of the occurrences but based on aeromagnetic surveys it appears that the Zulia gold zones are underlain by the same layered intrusive rocks and have similar structural settings. Also, similar to the Mochila area, the gold soil anomalies are coincident with a fold axis and in one instance with one of the intrusive layered contacts. Two of the best soil anomalies include 1.63 g/Tonne gold over 60 m (three samples, max. 2.42 g/Tonne Au) and 3.47 g/Tonne gold over 40 metres (two samples, max. 4.20 g/Tonne Au). Another single soil sample gave a value of 19.91 g/Tonne gold. During 2008 the Zulia gold in soil anomalies will be followed up by trenching and, if warranted, drilling.

Carolina Gold Occurrences

The Carolina gold occurrences may be the oldest known gold occurrences in the region. Discovered in the late 19th century, the Carolina gold occurrences have reportedly been mined intermittently for more than 110 years with small-scale minero operations still currently active. The Carolina occurrences cover numerous gold zones and artisanal workings along the regional scale Chicanan-Carolina Shear Zone. The shear zone is up to five kilometers wide and follows the Chicanan River through the central portion of the six Chicanan East concessions over a distance of approximately 40km and is associated with several other prospective gold occurrences. Rocks within the shear zone are comprised mostly of intermediate schists and the abovementioned layered ultramafic intrusion and various intermediate porphyries. Gold occurrences have been outlined through a combination of soil and auger sampling programs, drilling and mapping within artisanal pits. This work was carried out by Gold Fields over a period of 1991 to 1999. Because of the area's unique structural setting and the presence of numerous gold occurrences the Carolina area offers many exceptional drill targets. These targets lie along a 15km strike length of the shear zone and provide the potential for multiple discoveries. Drilling in the Carolina area is expected to begin as early as the spring of 2008.


622000 E
624000 E
626000 E
N
708000 N
706000 N
lUM
uUM
El Clarito
Batal
MOCHILA LINEAMENT
LEGEND
uUM Upper ultramafic unit
Middle gabbro unit
lUM Lower ultramafic unit
Undifferentiated non-magnetic lithology
Greenstones
Artisinal workings, pits
Soil geochemistry - Au ppb
>200
100 - 200
50 - 100
10 - 50
0
1 km
Scale
VALGOLD RESOURCES LTD.
MOCHILA PROSPECT
Geology and Au Geochemistry
Oct. 2007

THE HONNOLD ACQUISITION

Previously, ValGold optioned to purchase the Honnold shares and advanced to the Vendors US$500,000 cash and issued 5,000,000 ValGold common shares having a deemed value of US$0.20 per share. The cash and shares were advanced following approval of the transaction by ValGold shareholders and regulatory approval. On October 26, 2007, ValGold exercised the option and paid the Vendors an additional US$1,500,000 in cash and issued ValGold 15,014,443 common shares having a deemed value of US$5,000,000. The deemed per share value of the ValGold shares issuable to exercise the option was calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date.

The Vendors will retain a collective 10% free carried interest in the Venezuelan properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The Vendors will also retain a 2% net smelter returns royalty interest in the exploration licenses.

Mr. Pedro Tinoco, a principal of one of the Vendors, is currently a director of the ValGold. At the time the Agreement was entered into among ValGold and the Vendors, all of the holders of the Honnold shares were at arm's length to the Company.

A second installment of a finder's fee to an arm's length party of 890,073 common shares (or a value of US$375,000.00) was paid on the close of the acquisition. The total finder's fee was 5% of the value of the acquisition paid in two installments. The first payment was by the issuance of 375,000 ValGold shares at a deemed value of US$0.20 per share.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the projects, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For further information on this major acquisition, our Company and its portfolio of international exploration projects and joint ventures, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

FEE RULE
FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: ValGold Resources Ltd.

Fiscal year end date used to calculate capitalization: July 31, 2007

<u>Market value of listed or quoted securities:</u>

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 59,496,280	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $0.35	
Market value of class or series	(i) X (ii) =	(A) $20,823,698
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) NIL

<u>Market value of other securities:</u>

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)	(C) NIL
(Repeat for each class or series of securities)	(D) NIL

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$20,823,698

Participation Fee $600

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = NIL

12

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A